FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 16, 2024
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

 Annual Results
  For the year ended 31 December 2023

natwestgroup.com

NatWest Group plc
2023 NatWest Group performance summary
Chief Executive, Paul Thwaite, commented:

"We have delivered a strong performance in an exceptional macro environment. Our operating profit was up 20% on the year before, with a return on tangible equity of 17.8% and £3.6 billion of distributions to shareholders.

The strength of our balance sheet allows us to support our customers and our performance is grounded in the services we have provided to help them reach their financial goals and manage their money better.

As we look ahead, I am ambitious and confident for the future of NatWest Group. We should not underestimate the strength of our foundations or the opportunity to build deeper relationships with our 19 million customers. Our number one priority is to serve our customers well and provide them with the products, services, and expertise they need.

This year we are focussed on the things we can control; delivering profitable growth, becoming more efficient, more productive, and simpler to deal with, whilst managing our cost and capital efficiently. Together, these actions will drive long-term, sustainable value for our customers, shareholders, and the wider UK economy."

Strong financial performance and delivery against our targets

-	Full year attributable profit of £4.4 billion and a return on tangible equity (RoTE) of 17.8%, above our guided range.
-
Total income excluding notable items(1) of £14.3 billion increased by £1.3 billion, or 9.8%, compared with 2022 principally reflecting the impact of favourable yield curve movements, higher income in our markets business and lending growth partially offset by reduced deposit balances and mix changes and lending margin pressure.

-
Bank net interest margin (NIM) of 3.04% was 19 basis points higher than 2022 with the increase reflecting favourable yield curve movements partially offset by lending margin pressure, reduced deposits balances and mix changes.

-	Other operating expenses of £7.6 billion increased by £339 million, or 4.6%, compared with 2022. The cost:income ratio (excl. litigation and conduct) was 51.8% for 2023 compared with 55.5% for 2022.
-
A net impairment charge of £578 million for 2023, or 15 basis points of gross customer loans, principally reflects continued low and stable levels of stage 3 defaults across the portfolio and good book charges related to unsecured lending.

Robust balance sheet with strong capital and liquidity levels

-
Net loans to customers excluding central items increased by £8.9 billion, or 2.6%, to £355.6 billion during 2023 reflecting a £7.6 billion increase in Retail Banking and £2.0 billion in Commercial & Institutional as term loan facilities and private financing increased. Retail Banking gross new mortgage lending was £29.8 billion for the year compared with £41.4 billion in 2022 reflecting the smaller mortgage market.

-	Up to 31 December 2023 we have provided £61.9 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025.
-
Customer deposits excluding central items reduced £13.8 billion, or 3.2%, during 2023 to £419.1 billion principally reflecting the competitive environment for deposits and an overall market liquidity contraction. Term balances now account for 16% of our book, up from 15% at the end of the third quarter and 6% at Q4 2022.

-	The loan:deposit ratio (LDR) (excl. repos and reverse repos) was 84% with customer deposits exceeding net loans to customers by around £66 billion.
-	The liquidity coverage ratio (LCR) of 144%, representing £45.4 billion headroom above 100% minimum requirement, decreased by 1 percentage point compared with 2022.
-	TNAV per share increased by 28 pence in the year to 292 pence primarily reflecting the attributable profit for the period and movements in cash flow hedging reserves as rate expectations lowered.

Shareholder return supported strong capital generation

-
A final dividend of 11.5 pence per share is proposed and we intend to commence an on-market buyback programme of up to £300 million in 2024, taking total distributions deducted from capital in the year to £3.6 billion, or around 40 pence per share.

-
Common Equity Tier 1 (CET1) ratio of 13.4% was 80 basis points lower than 31 December 2022 principally reflecting distributions of c.200 basis points and increased RWAs of c.50 basis points partially offset by the attributable profit, c.220 basis points.

-
RWAs of £183.0 billion increased £6.9 billion during the year primarily due to lending growth in Commercial & Institutional and a £3.0 billion increase due to CRD IV model updates partially offset by a £4.0 billion reduction as we continue our exit from the Republic of Ireland.

(1)     Refer to the Non-IFRS financial measures appendix for details of notable items.

Group Chief Executive's review

NatWest Group performed well in 2023, delivering for our customers, our shareholders, and the wider UK economy.

Despite the macroeconomic uncertainty, our customers remained resilient, navigating both inflation and rising interest rates. Throughout the year, we supported them to manage their finances, meeting our goal to help 2 million customers save over £100 for the first time(1), and lent an additional £9 billion to the UK economy. Our investment in digital and data capabilities continues to make it easier for our customers to manage their money, and for our colleagues to provide great service.

As we look to 2024 and beyond, I am optimistic about the opportunities ahead for NatWest Group, building on our UK heritage, leading customer businesses, deep regional connections and financial strength.  It is therefore an honour to be asked to lead the bank and to have the opportunity to shape the future of NatWest Group.

Business performance
Our overall operating profit of £6.2 billion was up 20% on 2022 and our return on tangible equity was 17.8%, compared with 12.3% at the end of 2022. Income, excluding notable items, was up 10% on 2022 at £14.3 billion, with costs up 5%.

Our disciplined approach to capital allocation and balance sheet management delivered attractive returns and distributions for our shareholders in 2023. We announced £3.6 billion of capital returns to shareholders, including an interim dividend of 5.5p at the half year and a proposed final dividend of 11.5p, bringing the total for 2023 to 17.0p, representing a 26% increase on 2022.

Our business performance was grounded in helping customers. In 2023, we increased our lending to customers by £9 billion, opened over 100,000 new start-up accounts for entrepreneurs, and over a million new personal current accounts, as well as helping 379,000 Retail banking customers to buy or re-mortgage their home.

We also made progress against our Climate transition plan in 2023, helping to build a more sustainable economy. We are working to support our customers' transition to net zero across a range of sectors and we have been a leading loan arranger to the UK power infrastructure(2) and renewables sector over the last 10 years(3). We have now provided £61.9 billion in climate and sustainable funding and financing against our target of £100 billion between 1 July 2021 and the end of 2025.

Supporting our customers
During a year of macroeconomic uncertainty, we focused on supporting our customers to better manage their finances. In 2023, we helped six million customers by conducting financial health checks, providing improved personal insights on credit scores, and helping customers to save for the first time. We were also one of the first high street banks to sign up to the Mortgage Charter in July 2023 to ease the pressure of increasing mortgage costs, and we allowed our customers to lock in their next mortgage up to six months before the end of a fixed-rate deal.

Over 1.5 million new savings accounts were opened in 2023. By making our fixed term savings accounts available to more people, including those without an existing account with NatWest Group, and providing a broad range of flexible savings accounts, we met our goal to help two million people save more than £100 for the first time.

We are the biggest supporter of UK businesses, serving more than 1.5 million business across the country. During 2023, our extensive network of relationship managers continued to help corporate customers grow, manage costs, find the right funding solutions, and reduce risk in volatile markets. In the context of macroeconomic volatility, we also provided centralised resources such as a cashflow tool, energy calculator and supply chain navigator to manage costs, in response to business customers' demand for help on managing high energy prices. In response to broader concerns from our SME customers, we collaborated with the Federation of Small Business to give them access to independent support and advice on topics such as obtaining funding and managing late payments.

Our 19 million customer base means we are well placed to support our customers to make sustainable choices, while driving value and growth from the commercial opportunities arising from the transition to a net-zero economy. Through initiatives such as partnering with WWF-UK and food manufacturer McCain we are reducing financial barriers for farmers transitioning to sustainable agricultural practices. Through Lombard, no.1 in UK asset finance, we supported customers with financing for electric vehicles, renewables, and cleaner energy alternatives.

Simple for customers
We want to make it easier for customers to do business with us and are investing in technology and partnerships to be a simple, safe, and smart bank, driven by data and digital innovation.

In 2023, our Retail Banking mobile app was used by more than 9.8 million customers and there were 10.9 million active digital users(4) of our online and mobile banking platforms. 94% of our retail customer needs are now met digitally - up from 53% in 2019. In Commercial & Institutional, 86% of customers are now actively using digital channels to interact with us, and our innovative card and payments solution, Tyl, continued to grow. We were one of the first banks to offer Apple and Android Tap to Pay, a low-cost service removing the need for businesses to use hardware to accept payments.

We are also making it easier and quicker for our business customers to access financing with the launch of a new online lending platform, enabling customers to apply for a loan digitally in a matter of minutes.

By harnessing digital capabilities, we have also improved our customer service and productivity. In 2023, we collaborated with technology partners to responsibly use artificial intelligence (AI) to enhance customer engagement and improve efficiency. This led to the development of new AI capabilities, analysing customer behaviour to help us detect scams and fraud earlier to reduce financial loss.

Investing for the future
As set out in our Investment Case, we have capacity for disciplined growth across our three customer businesses. Our focus is on delivering long-term value for our shareholders by putting our customers at the heart of our strategy and deepening our relationships with them to better meet their needs. Using data and technology will make the business more efficient and effective, making it easier for our customers to do business with us and improving engagement and productivity for our colleagues. Accompanied by a disciplined approach to cost, investment, and capital allocation, I am confident that these actions will deliver long-term sustainable value for our customers, shareholders, and the wider UK economy.

Building our team and culture
It is clear to me that our people are at the heart of our business, and I am grateful to our colleagues for their hard work, enthusiasm, and dedication throughout 2023. We have an engaged and resilient colleague base, and I am particularly pleased that our colleagues feel proud to deliver a great service to our customers.

We are also continuing to invest in future talent by providing colleagues with the skills and capabilities to fulfil their potential and build a high-performing culture. This includes offering reskilling programmes to build skills in software and data engineering, testing automation and human-centred designs, supporting future talent through our early career programmes and developing a new approach to performance management. These initiatives are equipping our people with the tools and opportunities to develop their own careers.

Conclusion
Our leading positions across our three customer businesses, and 19 million customer base provide strong foundations on which to create further long-term value for shareholders. In 2024, we will focus on disciplined growth, improving bank-wide simplification to make it easier to do business with us, and deploying capital efficiently while maintaining strong risk management to drive strong capital generation. This will enable us to continue supporting our customers, reinvest in the business, generate attractive distributions to shareholders, and make a meaningful contribution to the UK economy.

Paul Thwaite
Group Chief Executive Officer

(1)       2020 goal: To help two million customers save over £100 for the first time with NatWest Group since 2020.
(2)       Power infrastructure comprise battery storage, electricity distribution, electricity smart meter and electricity transmission.
(3)       NatWest Group ranked first among Loan Arrangers by deal value for the period 2014-2023. Source: Infralogic 31 December 2023.
(4)       An active digital user is a customer who has accessed either their online banking platform or mobile banking app.

Outlook(1)
The economic outlook remains uncertain. We will monitor and react to market conditions and refine our internal forecasts as the economic position evolves. The following statements are based on our current expectations for interest rates and economic activity.

In 2024 we expect:

-	to achieve a return on tangible equity of around 12%.
-	income excluding notable items to be in the range of £13.0-13.5 billion.
-	Group operating costs, excluding litigation and conduct costs, to be broadly stable compared with 2023.
-	our loan impairment rate to be below 20 basis points.
In 2026 we expect:

-	to achieve a return on tangible equity for the Group of greater than 13%.
Capital

-	target a CET1 ratio in the range of 13-14%.
-	expect RWAs to be around £200 billion at the end of 2025, including the impact of Basel 3.1, however this remains subject to final rules and approval.
-
expect to pay ordinary dividends of around 40% of attributable profit and maintain capacity to participate in directed buybacks from the UK Government, recognising that any exercise of this authority would be dependent upon HMT's intentions. We will also consider further on-market buybacks as appropriate.

(1)  The guidance, targets, expectations, and trends discussed in this section represent NatWest Group plc management's current expectations and are subject to change, including as a result of the factors described in the Risk Factors section of the 2023 NatWest Group plc Annual Report and Accounts. These statements constitute forward-looking statements. Refer to Forward-looking statements in this document.

Business performance summary

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
Summary consolidated income statement	£m	£m	£m	£m	£m
Net interest income	11,049	9,842	2,638	2,685	2,868
Non-interest income	3,703	3,314	899	803	840
Total income	14,752	13,156	3,537	3,488	3,708
Litigation and conduct costs	(355)	(385)	(113)	(134)	(91)
Other operating expenses	(7,641)	(7,302)	(2,041)	(1,793)	(2,047)
Operating expenses	(7,996)	(7,687)	(2,154)	(1,927)	(2,138)
Profit before impairment losses	6,756	5,469	1,383	1,561	1,570
Impairment losses	(578)	(337)	(126)	(229)	(144)
Operating profit before tax	6,178	5,132	1,257	1,332	1,426
Tax (charge)/credit	(1,434)	(1,275)	5	(378)	(46)
Profit from continuing operations	4,744	3,857	1,262	954	1,380
(Loss)/profit from discontinued operations, net of tax	(112)	(262)	26	(30)	(56)
Profit for the period	4,632	3,595	1,288	924	1,324
Performance key metrics and ratios
Notable items within total income (1)	£413m	£95m	£95m	(£26m)	(£58m)
Total income excluding notable items (1)	£14,339m	£13,061m	£3,442m	£3,514m	£3,766m
Bank net interest margin (1)	3.04%	2.85%	2.86%	2.94%	3.20%
Bank average interest earning assets (1)	£363bn	£345bn	£367bn	£363bn	£356bn
Cost:income ratio (excl. litigation and conduct) (1)	51.8%	55.5%	57.7%	51.4%	55.2%
Loan impairment rate (1)	15bps	9bps	13bps	24bps	16bps
Profit attributable to ordinary shareholders	£4,394m	£3,340m	£1,229m	£866m	£1,262m
Total earnings per share attributable to ordinary
shareholders - basic	47.9p	33.8p	13.9p	9.8p	13.1p
Return on tangible equity (RoTE) (1)	17.8%	12.3%	20.1%	14.7%	20.6%
Climate and sustainable funding and financing (2)	£29.3bn	£24.5bn	£8.7bn	£4.6bn	£6.4bn

			As at
			31 December	30 September	31 December
			2023	2023	2022
			£bn	£bn	£bn
Balance sheet
Total assets			692.7	717.1	720.1
Loans to customers - amortised cost			381.4	377.3	366.3
Loans to customers excluding central items (1,3)			355.6	354.5	346.7
Loans to customers and banks - amortised cost and FVOCI			392.0	389.5	377.1
Total impairment provisions (4)			3.6	3.5	3.4
Expected credit loss (ECL) coverage ratio			0.93%	0.94%	0.91%
Assets under management and administration (AUMA) (1)			40.8	38.2	33.4
Customer deposits			431.4	435.9	450.3
Customer deposits excluding central items (1,3)			419.1	423.5	432.9
Liquidity and funding
Liquidity coverage ratio (LCR)			144%	145%	145%
Liquidity portfolio (5)			223	236	233
Net stable funding ratio (NSFR)			133%	138%	145%
Loan:deposit ratio (excl. repos and reverse repos) (1)			84%	83%	79%
Total wholesale funding			80	82	74
Short-term wholesale funding			28	29	21
Capital and leverage
Common Equity Tier 1 (CET1) ratio (6)			13.4%	13.5%	14.2%
Total capital ratio (6)			18.4%	18.7%	19.3%
Pro forma CET1 ratio (excl. foreseeable items) (7)			14.2%	14.1%	15.4%
Risk-weighted assets (RWAs)			183.0	181.6	176.1
UK leverage ratio			5.0%	5.1%	5.4%
Tangible net asset value (TNAV) per ordinary share (1,8)			292p	271p	264p
Number of ordinary shares in issues (millions) (8)			8,792	8,871	9,659

(1)	Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.
(2)
NatWest Group uses its climate and sustainable funding and financing inclusion (CSFFI) criteria to determine the assets, activities and companies that are eligible to be included within its climate and sustainable funding and financing target. This includes both provision of committed (on and off-balance sheet) funding and financing, including provision of services for underwriting issuances and private placements.

(3)	Central items includes Treasury repo activity and Ulster Bank Republic of Ireland.
(4)	Includes £0.1 billion relating to off-balance sheet exposures (30 September 2023 - £0.1 billion; 31 December 2022 - £0.1 billion).
(5)	Comparative periods have been re-presented on an LCR basis in line with the Liquidity portfolio definition as of 31 December 2023.
(6)	Refer to the Capital, liquidity and funding section for details of the basis of preparation.
(7)
The pro forma CET1 ratio at 31 December 2023 excludes foreseeable items of £1,538 million: £1,013 million for ordinary dividends and £525 million foreseeable charges. (30 September 2023 excludes foreseeable items of £1,004 million: £643 million for ordinary dividends and £361 million foreseeable charges. 31 December 2022 excludes foreseeable items of £2,132 million: £967 million for ordinary dividends and £1,165 million foreseeable charges).

(8)	The number of ordinary shares in issue excludes own shares held.

Business performance summary continued
Chief Financial Officer review

We have delivered a strong operating performance in 2023 with a RoTE of 17.8%, above our guided range. Total income excluding notable items of £14.3 billion was up by 9.8% on prior year and levels of default remain stable across our portfolio, with a net impairment charge of 15 basis points of gross customer loans. We remain focused on cost discipline and have achieved our cost target of around £7.6 billion, with a cost:income ratio of 51.8%.

Our robust balance sheet has allowed us to continue to lend to our personal and business customers despite a competitive environment for deposits. We retain strong liquidity and capital positions with an LCR of 144%, representing £45.4 billion headroom above 100% minimum requirement, and an LDR (excl. repos and reverse repos) of 84%. CET1 ratio was 13.4%, with total distributions deducted from capital of £3.6 billion, around 200 basis points of CET1, or c.40 pence per share. TNAV per share increased by 28 pence to 292 pence.

Financial performance
Total income increased by 12.1% to £14.8 billion compared with 2022. Total income excluding notable items of £14.3 billion was 9.8% higher than the prior year principally driven by lending growth, higher income in our markets business and favourable yield curve movements partially offset by the change in deposit mix from non-interest bearing to interest bearing and lower deposit balances.

Bank NIM of 3.04% was 19 basis points higher than 2022 primarily due to benefits from yield curve movements, net of changes in deposit mix, partially offset by lending margin pressure. Q4 2023 Bank NIM was 2.86%, 8 basis points down in the quarter reflecting asset margin pressure of 2 basis points and deposit balance and mix impacts of 6 basis points.

Total operating expenses were £309 million higher than 2022. Other operating expenses were £339 million, or 4.6%, higher for the year at £7.6 billion, in line with our full year guidance. The increase was principally due to higher staff costs, including a payment to support our colleagues with cost of living challenges and inflationary pressures on utility and contract costs. In addition, depreciation and amortisation costs increased by £101 million reflecting capitalised technology investment and a property impairment. FTE(1) reduced by c.300 to c.61,200 principally reflecting reductions as we continue our exit from the Republic of Ireland and automation and simplification in Retail Banking, partially offset by investment in technology and data roles.

A net impairment charge of £578 million, or 15 basis points of gross customer loans, primarily reflects continued low and stable levels of stage 3 defaults across the portfolio and good book charges related to unsecured lending. Compared with 2022, our ECL provision increased by £0.2 billion to £3.6 billion and our ECL coverage ratio has increased from 0.91% to 0.93%. We retain post model adjustments of £0.4 billion related to economic uncertainty, or 11.8% of total impairment provisions. Whilst we are comfortable with the strong credit performance of our book, we will assess this position regularly and are closely monitoring the impacts of inflationary pressures on the UK economy and our customers.

As a result, we are pleased to report an attributable profit for 2023 of £4.4 billion, with earnings per share of 47.9 pence and a RoTE of 17.8%, above our guided range, the profit for the year includes a deferred tax asset write back of £385 million in respect of tax losses.

Net loans to customers excluding central items increased by £8.9 billion in the year largely reflecting a £7.6 billion increase in Retail Banking and £2.0 billion of growth in Commercial & Institutional due to an increase in term loan facilities and private financing within Corporate & Institutions, net of £2.7 billion of UK Government scheme repayments. Retail Banking mortgage lending increased by £5.9 billion, with gross new mortgage lending of £29.8 billion in 2023 compared with £41.4 billion in 2022 reflecting the smaller mortgage market, and unsecured lending increased by £2.0 billion with continued strong customer demand. Private Banking net loans to customers decreased by £0.7 billion driven by higher repayments on mortgages.

Up to 31 December 2023 we have provided £61.9 billion against our target to provide £100 billion climate and sustainable funding and financing between 1 July 2021 and the end of 2025. As part of this we aim to provide at least £10 billion in lending for residential properties with Energy Performance Certificate (EPC) ratings A and B between 1 January 2023 and the end of 2025. During 2023 we provided £29.3 billion climate and sustainable funding and financing, which included £3.9 billion in lending for residential properties with EPC ratings A and B.

Customer deposits excluding central items decreased by £13.8 billion during 2023 to £419.1 billion principally reflecting the competitive environment for deposits and an overall market liquidity contraction. In the fourth quarter customer deposit balances reduced by £4.5 billion largely within Corporate & Institutions as a result of active management, with growth in Retail Banking and Private Banking partially offsetting. We have continued to see the mix of our book shift towards interest bearing and term balances, with non-interest bearing balances now accounting for 34% of balances and term at 16%, although the movement was broadly in line with our expectations and the guidance we provided at our Q3 results announcement.

TNAV per share increased by 28 pence in the year to 292 pence primarily reflecting the attributable profit for the period and an £872 million movement in cash flow hedging reserves as rate expectations lowered, partially offset by the impact of distributions. Intangible assets increased by £498 million in the year primarily reflecting software capitalisation and the acquisition of Cushon.

(1)     Full Time Equivalents of our permanent and internal fixed term resource. Each full-time employee is one FTE, with part-time employees recorded based on hours worked.

Business performance summary continued Capital and leverage
The CET1 ratio remains strong at 13.4%, or 13.2% excluding IFRS 9 transitional relief. The 80 basis point reduction compared with 31 December 2022 principally reflected distributions deducted from capital of c.200 basis points, and increased RWAs of c.50 basis points, partially offset by the attributable profit, NatWest Group's minimum requirement for own funds and eligible liabilities (MREL) ratio was 30.5%.

RWAs increased by £6.9 billion during 2023 to £183.0 billion principally reflecting lending growth in Commercial & Institutional and a £3.0 billion uplift associated with CRD IV model updates, partially offset by a £4.0 billion reduction as we continue our exit from the Republic of Ireland.

Funding and liquidity
The LCR of 144%, representing £45.4 billion headroom above 100% minimum requirement, decreased by 1 percentage point during the year, driven by growth in customer lending and reduced customer deposits offset by an increase in wholesale funding and UBIDAC asset sale.

Business performance summary
Retail Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Total income	5,931	5,646	1,369	1,442	1,617
Operating expenses	(2,828)	(2,593)	(681)	(780)	(658)
of which: Other operating expenses	(2,711)	(2,484)	(647)	(721)	(670)
Impairment losses	(465)	(229)	(103)	(169)	(87)
Operating profit	2,638	2,824	585	493	872

Return on equity (1)	23.8%	28.6%	20.2%	17.5%	34.7%
Net interest margin (1)	2.68%	2.74%	2.39%	2.56%	3.02%
Cost:income ratio (excl. litigation and conduct) (1)	45.7%	44.0%	47.3%	50.0%	41.4%
Loan impairment rate (1)	22bps	11bps	20bps	33bps	17bps

			As at
			31 December	30 September	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost)			205.2	205.2	197.6
Customer deposits			188.0	184.5	188.4
RWAs			61.6	58.9	54.7

(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2023, Retail Banking continued to pursue sustainable lending growth, increasing £7.6 billion, whilst taking a measured approach to risk. Retail Banking delivered operating profit of £2.6 billion and a return on equity of 23.8%, against a more challenging operating environment and inflationary cost impacts. Retail Banking provided £3.7 billion of climate and sustainable funding and financing in 2023 from lending to properties with an EPC rating of A or B.

2023 performance
−
Total income was £285 million, or 5.0%, higher than 2022 reflecting higher lending growth and the impact of rate rises on deposit income, partly offset by mortgage margin dilution, higher treasury funding costs and impact of the deposit balance mix shift from non-interest bearing current accounts to interest bearing term balances.

−
Net interest margin was 6 basis points lower than 2022 largely reflecting the movements impacting total income, partly offset by the impact of pass-through management and hedges on deposit income as interest rates increased.

−
Other operating expenses were £227 million, or 9.1%, higher than 2022 reflecting higher pay awards to support our colleagues with cost of living challenges, property lease termination losses, increased restructuring costs and continued investment in the business. This was partly offset by savings from a 6.3% reduction in headcount.

−
An impairment charge of £465 million in 2023, £236 million higher than 2022, reflecting higher stage 3 inflows and increased good book charges driven by both lending growth and normalisation of risk parameters.

−
Net loans to customers increased by £7.6 billion, or 3.8%, in 2023 reflecting mortgage growth of £5.9 billion, with gross new mortgage lending of £29.8 billion, representing flow share of around 13%. Cards balances increased by £1.5 billion and personal advances increased by £0.5 billion in 2023 with continued strong customer demand.

−
Customer deposits decreased by £0.4 billion in 2023 reflecting lower current accounts of £10.2 billion, partly offset by higher fixed term deposits driving savings growth of £9.8 billion. Term deposits now represents 11% of deposit balances.

−	RWAs increased by £6.9 billion, or 12.6%, in 2023 driven by both lending growth in the period and IRB temporary model adjustments.
Q4 performance
−
Total income was £73 million, or 5.1%, lower than Q3 2023 reflecting timing of pass-through on interest bearing savings accounts, deposit balance mix shift from non-interest bearing to interest bearing balances, continued mortgage margin dilution, as well as higher treasury funding costs, partly offset by increasing structural hedge benefit and higher fee income.

−
Net interest margin was 17 basis points lower than Q3 2023 largely reflecting timing of pass-through on interest bearing savings accounts, deposit mix shift from non-interest bearing to interest bearing balances and mortgage margin dilution, partly offset by increasing structural hedge benefit.

−
Other operating expenses were £74 million, or 10.3%, lower than Q3 2023 reflecting non repeat of property lease termination losses, partly offset by higher restructuring costs and the inclusion of the annual UK bank levy charge.

−
An impairment charge of £103 million in Q4 2023 largely reflects stage 3 defaults, which remained broadly stable. Benefits from the Q4 IFRS 9 multiple economic scenarios (MES) update more than offset the impact of growth in unsecured lending, leading to lower good book charges in the quarter.

−
Net loans to customers balances were in line with Q3 2023 reflecting lower mortgage balances of £0.4 billion with higher redemptions in the quarter offset by increases in Cards balances of £0.3 billion and personal advances of £0.1 billion with continued strong customer demand. Mortgage gross new lending of £5.3 billion, representing flow share of around 10% in the quarter, down from around 13% in Q3 2023 as we sought to actively manage the balance sheet.

−
Customer deposits increased by £3.5 billion, or 1.9%, in Q4 2023 reflecting growth in fixed term savings and instant access savings growth of £5.4 billion, partially offset by lower current account balances of £1.9 billion.

−	RWAs increased by £2.7 billion, or 4.6%, in Q4 2023 primarily due to IRB temporary model adjustments.

Business performance summary
Private Banking

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Total income	990	1,056	209	214	310
Operating expenses	(685)	(622)	(206)	(157)	(198)
of which: Other operating expenses	(676)	(610)	(208)	(157)	(188)
Impairment (losses)/releases	(14)	2	(5)	2	(2)
Operating profit/(loss)	291	436	(2)	59	110

Return on equity (1)	14.8%	24.5%	(1.8%)	11.7%	24.2%
Net interest margin (1)	3.74%	4.07%	2.94%	3.02%	5.19%
Cost:income ratio (excl. litigation and conduct) (1)	68.3%	57.8%	99.5%	73.4%	60.6%
Loan impairment rate (1)	8bps	(1)bp	11bps	(4)bps	4bps
AUM net flows (£bn) (1)	1.3	2.0	0.3	-	0.3

			As at
			31 December	30 September	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost)			18.5	18.8	19.2
Customer deposits			37.7	37.2	41.2
RWAs			11.2	11.6	11.2
Assets Under Management (AUMs) (1)			31.7	29.8	28.3
Assets Under Administration (AUAs) (1)			9.1	8.4	5.1
Assets Under Management and Administration (AUMA) (1)			40.8	38.2	33.4

(1)     Refer to the Non-IFRS financial measures appendix for details of basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2023, Private Banking continued to support customers to meet their financial goals and manage their wealth responsibly, delivering a return on equity of 14.8% which reflected the impact of a more challenging operating environment. AUMA was 22.2% higher at £40.8 billion and is now greater than customer deposits of £37.7 billion which fell as a result of competitive pressure and a change in customer behaviour. Private Banking provided £0.2 billion of climate and sustainable funding and financing in 2023, principally in relation to mortgages on residential properties with EPC A or B certificates.

2023 performance
−
Total income was £66 million, or 6.3%, lower than 2022 reflecting lower deposit balances with mix shifting from non-interest bearing to interest bearing balances, as customers migrated to savings products offering higher returns, combined with reduced lending volumes and mortgage margin dilution.

−
Net interest margin was 33 basis points lower than 2022 reflecting lower deposit balances with mix shift from non-interest bearing to interest bearing balances and an increase in pass-through of interest rate increases to customers, partly offset by the impact of rate rises on deposit income.

−
Other operating expenses were £66 million, or 10.8%, higher than 2022 reflecting an increase in pay awards to support our colleagues with cost of living challenges, an additional VAT charge, property revaluation costs and strategic spend to increase operational efficiency.

−	The impairment charge of £14 million in 2023, compared with a £2 million release in 2022, largely reflects non-recurrence of good book releases in 2022 whilst overall impairments remain at low levels.
−	Net loans to customers decreased by £0.7 billion, or 3.6%, in 2023 as higher levels of customer repayments more than offset gross new lending.
−
Customer deposits decreased by £3.5 billion, or 8.5%, in 2023 reflecting an increase in competition and higher tax outflows in Q1 2023. Changes in customer behaviour drove a shift in mix of deposits with a decrease in instant access savings and current accounts, and a switch to term and notice accounts which now represent 30% of deposit balances.

−
AUMA increased by £7.4 billion to £40.8 billion, reflecting net inflows of £1.3 billion for AUM, and £0.4 billion AUA: strong market performance of £3.4 billion and £2.3 billion Cushon balances following the acquisition in June 2023.

Q4 performance
−
Total income was £5 million, or 2.3%, lower than Q3 2023 reflecting the impacts of changes in deposit product mix as customers continue to shift from non-interest bearing to interest bearing balances along with lower lending volumes offset in part by an increase in deposit volumes and improved mortgage margins.

−
Net interest margin was 8 basis points lower than Q3 2023 largely reflecting the continued change in the deposit book mix partially offset by improved lending margins and an increase in deposit volumes.

−
Other operating expenses were £51 million, or 32.5%, higher than Q3 2023 primarily reflecting the inclusion of the annual UK bank levy charge, an additional VAT charge and strategic spend to increase operational efficiency.

−	A net impairment charge of £5 million in Q4 2023 largely reflects good book charges whilst stage 3 defaults remain at low levels.
−	Net loans to customers decreased by £0.3 billion, or 1.6%, in Q4 2023 driven by higher customer mortgage repayments.
−	Customer deposits increased by £0.5 billion, or 1.3%, compared with Q3 2023 driven by seasonal increases in instant access, partially offset by a reduction in current accounts.
−	AUMA increased by £2.6 billion in Q4 2023, driven by new inflows of £0.3 billion AUM and positive market movements of £2.1 billion.

Business performance summary
Commercial & Institutional

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Net interest income	5,044	4,171	1,269	1,271	1,276
Non-interest income	2,377	2,242	563	570	543
Total income	7,421	6,413	1,832	1,841	1,819

Operating expenses	(4,091)	(3,744)	(1,092)	(1,012)	(1,031)
of which: Other operating expenses	(3,867)	(3,563)	(1,014)	(960)	(989)
Impairment losses	(94)	(122)	(15)	(59)	(62)
Operating profit	3,236	2,547	725	770	726

Return on equity (1)	15.4%	12.2%	13.5%	14.7%	13.7%
Net interest margin (1)	3.84%	3.31%	3.77%	3.88%	3.89%
Cost:income ratio (excl. litigation and conduct) (1)	52.1%	55.6%	55.3%	52.1%	54.4%
Loan impairment rate (1)	7bps	9bps	4bps	18bps	19bps

			As at
			31 December	30 September	31 December
			2023	2023	2022
			£bn	£bn	£bn
Net loans to customers (amortised cost)			131.9	130.5	129.9
Customer deposits			193.4	201.8	203.3
Funded assets (1)			306.9	325.2	306.3
RWAs			107.4	107.9	103.2
(1)     Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics.

During 2023, Commercial & Institutional continued to support customers with an increase in lending of 1.5% and delivered a strong performance with growth in revenues and operating profit supporting a return on equity of 15.4%, an increase from 12.2% in 2022. Commercial & Institutional provided £25.4 billion of climate and sustainable funding and financing in 2023 to support customers investing in the transition to net zero.

2023 performance
−
Total income was £1,008 million, or 15.7%, higher than 2022 primarily reflecting higher deposit returns supported by interest rate rises, growth in lending and higher markets income partly offset by higher funding costs.

−	Net interest margin was 53 basis points higher than 2022 reflecting higher deposit returns partly offset by higher funding costs.
−	Other operating expenses were £304 million, or 8.5%, higher than 2022 reflecting higher pay awards to support our colleagues with cost of living challenges and continued investment in the business.
−	An impairment charge of £94 million in 2023, £28 million lower than 2022, reflecting good book releases and lower stage 3 charges.
−
Net loans to customers increased by £2.0 billion, or 1.5%, in 2023 reflecting an increase of £4.7 billion from growth in private financing activity, an increase in term loan facilities including an increase in revolving credit utilisations within Corporate & Institutions and asset finance growth within Commercial Mid-market, partly offset by £2.7 billion of UK Government scheme repayments.

−
Customer deposits decreased by £9.9 billion, or 4.9%, in 2023 primarily due to overall market liquidity contraction, particularly in Commercial Mid-market. We have seen strong growth in term deposits balances in 2023 which now represent 19% of deposit balances. Across the year we continued to see a reduction in non-interest bearing balances which now represent 36% of deposit balances.

−	RWAs increased by £4.2 billion, or 4.1%, in 2023 primarily reflecting lending facility growth, partly offset by capital optimisation activity and foreign exchange benefits.
Q4 performance
−	Total income was broadly stable compared to Q3 2023.
−	Net interest margin was 11 basis points lower than Q3 2023 largely reflecting non-repeat of one-off items in Q3 2023, deposit mix and higher funding costs.
−	Other operating expenses were £54 million, or 5.6%, higher than Q3 2023 largely due to the inclusion of the annual bank levy charge.
−	An impairment charge of £15 million in Q4 2023 reflects continued low levels of stage 3 charges largely offset by good book releases as a result of the Q4 2023 MES update.
−
Net loans to customers increased by £1.4 billion, or 1.1%, in Q4 2023 reflecting an increase of £2.1 billion largely due to strong performance from private financing activity within Corporate & Institutions, partly offset by UK Government scheme repayments of £0.7 billion.

−	Customer deposits decreased by £8.4 billion, or 4.2%, in Q4 2023 primarily due to reductions in Corporate & Institutions as we managed down low value deposits.
−
RWAs decreased by £0.5 billion, or 0.5%, in Q4 2023 primarily due to lower market risk, lower traded risk and foreign exchange benefits, partially offset by lending facility growth and changes in book mix.

Business performance summary
Central items & other

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	410	41	127	(9)	(38)
Operating expenses (1)	(392)	(728)	(175)	22	(251)
of which: Other operating expenses	(387)	(645)	(172)	45	(200)
of which: Ulster Bank RoI direct expenses	(275)	(433)	(69)	(43)	(213)
Impairment (losses)/releases	(5)	12	(3)	(3)	7
Operating profit/(loss)	13	(675)	(51)	10	(282)
of which: Ulster Bank RoI	(473)	(723)	(124)	(54)	(354)

	As at
	31 December	30 September	31 December
	2023	2023	2022
	£bn	£bn	£bn
Net loans to customers (amortised cost) (2)	25.8	22.8	19.6
Customer deposits	12.3	12.4	17.4
RWAs	2.8	3.2	7.0

(1)     Includes withdrawal-related direct program costs of £91 million for the year ended 31 December 2023 (31 December 2022 - £195 million) and £17 million for the quarter ended 31 December 2023 (30 September 2023 - £10 million and 31 December 2022 - £151 million).
(2)     Excludes £0.3 billion of loans to customers held at fair value through profit or loss (30 September 2023 - £0.3 billion and 31 December 2022 - £0.5 billion).

2023 performance
−
Total income was £369 million higher than 2022 primarily reflecting notable items including foreign exchange recycling gains of £484 million, lower losses on redemption of own debt, business growth fund gains and lower losses on liquidity asset bond sales partially offset by lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships and losses associated with property lease terminations.

−	Other operating expenses were £258 million, or 40.0%, lower than 2022 principally reflecting the reduction in cost due to our withdrawal of operations from the Republic of Ireland.
−
Net loans to customers increased by £6.2 billion, to £25.8 billion, over the year mainly due to reverse repo activity in Treasury, combined with withdrawal of our operations from the Republic of Ireland.

−
Customer deposits decreased by £5.1 billion 2023 primarily reflecting our withdrawal of our operations from the Republic of Ireland. Ulster Bank RoI customer deposit balances were £0.2 billion as at Q4 2023.

Q4 performance
−
Total income was £136 million higher than Q3 2023 primarily reflecting notable items including foreign exchange recycling gains and losses associated with property lease terminations in Q3 2023 not repeated in this quarter, partially offset with lower gains on interest and foreign exchange risk management derivatives not in accounting hedge relationships and lower business growth fund gains.

−	Net loans to customers increased by £3.0 billion in Q4 2023 mainly due to reverse repo activity in Treasury.
−	Customer deposits decreased £0.1 billion in the quarter mainly due to repo activity in Treasury.

Segment performance

	Year ended 31 December 2023
					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,496	710	5,044	(201)	11,049
Non-interest income	435	280	2,377	611	3,703
Total income	5,931	990	7,421	410	14,752
Direct expenses	(815)	(255)	(1,510)	(5,061)	(7,641)
Indirect expenses	(1,896)	(421)	(2,357)	4,674	-
Other operating expenses	(2,711)	(676)	(3,867)	(387)	(7,641)
Litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Operating expenses	(2,828)	(685)	(4,091)	(392)	(7,996)
Operating profit before impairment losses (1)	3,103	305	3,330	18	6,756
Impairment losses	(465)	(14)	(94)	(5)	(578)
Operating profit (1)	2,638	291	3,236	13	6,178

Income excluding notable items	5,931	990	7,420	(2)	14,339

Additional information
Return on tangible equity (1)	na	na	na	na	17.8%
Return on equity (1)	23.8%	14.8%	15.4%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	45.7%	68.3%	52.1%	nm	51.8%
Total assets (£bn)	228.7	26.9	385.0	52.1	692.7
Funded assets (£bn) (1)	228.7	26.9	306.9	51.3	613.8
Net loans to customers - amortised cost (£bn)	205.2	18.5	131.9	25.8	381.4
Loan impairment rate (1)	22bps	8bps	7bps	nm	15bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Risk-weighted assets (RWAs) (£bn)	61.6	11.2	107.4	2.8	183.0
RWA equivalent (RWAe) (£bn)	61.6	11.2	108.6	3.6	185.0
Employee numbers (FTEs - thousands)	13.3	2.3	12.5	33.1	61.2
Third party customer asset rate (1)	3.23%	4.54%	6.15%	nm	nm
Third party customer funding rate (1)	(1.42%)	(2.17%)	(1.40%)	nm	nm
Bank average interest earning assets (£bn) (1)	205.4	19.0	131.5	na	362.9
Bank net interest margin (1)	2.68%	3.74%	3.84%	na	3.04%

nm = not meaningful, na = not applicable.

(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics

Segment performance continued

	Year ended 31 December 2022
					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	5,224	777	4,171	(330)	9,842
Non-interest income	422	279	2,242	371	3,314
Total income	5,646	1,056	6,413	41	13,156
Direct expenses	(709)	(235)	(1,506)	(4,852)	(7,302)
Indirect expenses	(1,775)	(375)	(2,057)	4,207	-
Other operating expenses	(2,484)	(610)	(3,563)	(645)	(7,302)
Litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Operating expenses	(2,593)	(622)	(3,744)	(728)	(7,687)
Operating profit/(loss) before impairment losses/releases (1)	3,053	434	2,669	(687)	5,469
Impairment (losses)/releases	(229)	2	(122)	12	(337)
Operating profit/(loss) (1)	2,824	436	2,547	(675)	5,132

Income excluding notable items	5,646	1,056	6,416	(57)	13,061

Additional information
Return on tangible equity (1)	na	na	na	na	12.3%
Return on equity (1)	28.6%	24.5%	12.2%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	44.0%	57.8%	55.6%	nm	55.5%
Total assets (£bn)	226.4	29.9	404.8	59.0	720.1
Funded assets (£bn) (1)	226.4	29.9	306.3	57.9	620.5
Net loans to customers - amortised cost (£bn)	197.6	19.2	129.9	19.6	366.3
Loan impairment rate (1)	11bps	(1)bp	9bps	nm	9bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.6)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Risk-weighted assets (RWAs) (£bn)	54.7	11.2	103.2	7.0	176.1
RWA equivalent (RWAe) (£bn)	54.7	11.2	104.6	7.5	178.0
Employee numbers (FTEs - thousands)	14.2	2.2	12.4	32.7	61.5
Third party customer asset rate (1)	2.64%	3.01%	3.53%	nm	nm
Third party customer funding rate (1)	(0.20%)	(0.27%)	(0.21%)	nm	nm
Bank average interest earning assets (£bn) (1)	190.8	19.1	126.1	na	345.2
Bank net interest margin (1)	2.74%	4.07%	3.31%	na	2.85%

nm = not meaningful, na = not applicable.

(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics

Segment performance continued

	Quarter ended 31 December 2023
					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,254	138	1,269	(23)	2,638
Non-interest income	115	71	563	150	899
Total income	1,369	209	1,832	127	3,537
Direct expenses	(211)	(74)	(392)	(1,364)	(2,041)
Indirect expenses	(436)	(134)	(622)	1,192	-
Other operating expenses	(647)	(208)	(1,014)	(172)	(2,041)
Litigation and conduct costs	(34)	2	(78)	(3)	(113)
Operating expenses	(681)	(206)	(1,092)	(175)	(2,154)
Operating profit/(loss) before impairment losses (1)	688	3	740	(48)	1,383
Impairment losses	(103)	(5)	(15)	(3)	(126)
Operating profit/(loss) (1)	585	(2)	725	(51)	1,257

Income excluding notable items	1,369	209	1,834	30	3,442

Additional information
Return on tangible equity (1)	na	na	na	na	20.1%
Return on equity (1)	20.2%	(1.8%)	13.5%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	47.3%	99.5%	55.3%	nm	57.7%
Total assets (£bn)	228.7	26.9	385.0	52.1	692.7
Funded assets (£bn) (1)	228.7	26.9	306.9	51.3	613.8
Net loans to customers - amortised cost (£bn)	205.2	18.5	131.9	25.8	381.4
Loan impairment rate (1)	20bps	11bps	4bps	nm	13bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	(0.1)	(3.6)
Impairment provisions - stage 3 (£bn)	(1.1)	-	(0.9)	-	(2.0)
Customer deposits (£bn)	188.0	37.7	193.4	12.3	431.4
Risk-weighted assets (RWAs) (£bn)	61.6	11.2	107.4	2.8	183.0
RWA equivalent (RWAe) (£bn)	61.6	11.2	108.6	3.6	185.0
Employee numbers (FTEs - thousands)	13.3	2.3	12.5	33.1	61.2
Third party customer asset rate (1)	3.50%	4.88%	6.65%	nm	nm
Third party customer funding rate (1)	(1.94%)	(3.02%)	(1.87%)	nm	nm
Bank average interest earning assets (£bn) (1)	208.0	18.7	133.4	na	366.5
Bank net interest margin (1)	2.39%	2.94%	3.77%	na	2.86%

nm = not meaningful, na = not applicable.

(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics

Segment performance continued

	Quarter ended 30 September 2023
					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,334	144	1,271	(64)	2,685
Non-interest income	108	70	570	55	803
Total income	1,442	214	1,841	(9)	3,488
Direct expenses	(206)	(63)	(377)	(1,147)	(1,793)
Indirect expenses	(515)	(94)	(583)	1,192	-
Other operating expenses	(721)	(157)	(960)	45	(1,793)
Litigation and conduct costs	(59)	-	(52)	(23)	(134)
Operating expenses	(780)	(157)	(1,012)	22	(1,927)
Operating profit before impairment losses/releases (1)	662	57	829	13	1,561
Impairment (losses)/releases	(169)	2	(59)	(3)	(229)
Operating profit (1)	493	59	770	10	1,332

Income excluding notable items	1,442	214	1,847	11	3,514

Additional information
Return on tangible equity (1)	na	na	na	na	14.7%
Return on equity (1)	17.5%	11.7%	14.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	50.0%	73.4%	52.1%	nm	51.4%
Total assets (£bn)	229.1	26.8	411.6	49.6	717.1
Funded assets (£bn) (1)	229.1	26.8	325.2	48.5	629.6
Net loans to customers - amortised cost (£bn)	205.2	18.8	130.5	22.8	377.3
Loan impairment rate (1)	33bps	(4)bps	18bps	nm	24bps
Impairment provisions (£bn)	(1.9)	(0.1)	(1.5)	-	(3.5)
Impairment provisions - stage 3 (£bn)	(1.1)	-	(0.8)	-	(1.9)
Customer deposits (£bn)	184.5	37.2	201.8	12.4	435.9
Risk-weighted assets (RWAs) (£bn)	58.9	11.6	107.9	3.2	181.6
RWA equivalent (RWAe) (£bn)	58.9	11.6	109.1	3.9	183.5
Employee numbers (FTEs - thousands)	13.4	2.4	12.6	33.3	61.7
Third party customer asset rate (1)	3.34%	4.80%	6.72%	nm	nm
Third party customer funding rate (1)	(1.69%)	(2.80%)	(1.65%)	nm	nm
Bank average interest earning assets (£bn) (1)	206.9	18.9	129.8	na	362.8
Bank net interest margin (1)	2.56%	3.02%	3.88%	na	2.94%

nm = not meaningful, na = not applicable.

(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics

Segment performance continued

	Quarter ended 31 December 2022
					Total
	Retail	Private	Commercial	Central items	NatWest
	Banking	Banking	& Institutional	& other	Group
	£m	£m	£m	£m	£m
Continuing operations
Income statement
Net interest income	1,505	251	1,276	(164)	2,868
Non-interest income	112	59	543	126	840
Total income	1,617	310	1,819	(38)	3,708
Direct expenses	(204)	(66)	(397)	(1,380)	(2,047)
Indirect expenses	(466)	(122)	(592)	1,180	-
Other operating expenses	(670)	(188)	(989)	(200)	(2,047)
Litigation and conduct costs	12	(10)	(42)	(51)	(91)
Operating expenses	(658)	(198)	(1,031)	(251)	(2,138)
Operating profit/(loss) before impairment losses/releases (1)	959	112	788	(289)	1,570
Impairment (losses)/releases	(87)	(2)	(62)	7	(144)
Operating profit/(loss) (1)	872	110	726	(282)	1,426

Income excluding notable items	1,617	310	1,838	1	3,766

Additional information
Return on tangible equity (1)	na	na	na	na	20.6%
Return on equity (1)	34.7%	24.2%	13.7%	nm	na
Cost:income ratio (excl. litigation and conduct) (1)	41.4%	60.6%	54.4%	nm	55.2%
Total assets (£bn)	226.4	29.9	404.8	59.0	720.1
Funded assets (£bn) (1)	226.4	29.9	306.3	57.9	620.5
Net loans to customers - amortised cost (£bn)	197.6	19.2	129.9	19.6	366.3
Loan impairment rate (1)	17bps	4bps	19bps	nm	16bps
Impairment provisions (£bn)	(1.6)	(0.1)	(1.6)	(0.1)	(3.4)
Impairment provisions - stage 3 (£bn)	(0.9)	-	(0.7)	(0.1)	(1.7)
Customer deposits (£bn)	188.4	41.2	203.3	17.4	450.3
Risk-weighted assets (RWAs) (£bn)	54.7	11.2	103.2	7.0	176.1
RWA equivalent (RWAe) (£bn)	54.7	11.2	104.6	7.5	178.0
Employee numbers (FTEs - thousands)	14.2	2.2	12.4	32.7	61.5
Third party customer asset rate (1)	2.72%	3.62%	4.44%	nm	nm
Third party customer funding rate (1)	(0.49%)	(0.65%)	(0.53%)	nm	nm
Bank average interest earning assets (£bn) (1)	197.4	19.2	130.3	na	355.8
Bank net interest margin (1)	3.02%	5.19%	3.89%	na	3.20%

nm = not meaningful, na = not applicable.

(1)       Refer to the Non-IFRS financial measures appendix for details of the basis of preparation and reconciliation of non-IFRS financial measures and performance metrics

Business performance summary
Capital and leverage ratios
The table below sets out the key capital and leverage ratios and measures. These are calculated on current PRA rules and presented on a transitional basis for the remaining IFRS 9 transitional relief in respect of ECL. The remaining Tier 2 instruments subject to CRR2 grandfathering provisions were derecognised during Q3 2023 following regulatory approvals.

	31 December	30 September	31 December
	2023	2023	2022
Capital adequacy ratios (1)%		%	%
CET1	13.4	13.5	14.2
Tier 1	15.5	15.7	16.4
Total	18.4	18.7	19.3

Capital	£m	£m	£m
Tangible equity	25,653	24,015	25,482

Prudential valuation adjustment	(279)	(272)	(275)
Deferred tax assets	(979)	(688)	(912)
Own credit adjustments	(10)	(24)	(58)
Pension fund assets	(143)	(246)	(227)
Cash flow hedging reserve	1,899	2,967	2,771
Foreseeable ordinary dividends	(1,013)	(643)	(967)
Adjustment for trust assets (2)	(365)	(365)	(365)
Foreseeable charges	(525)	(361)	(800)
Adjustments under IFRS 9 transitional arrangements	202	223	361
Insufficient coverage for non-performing exposures	-	(21)	(18)
Total regulatory adjustments	(1,213)	570	(490)

CET1 capital	24,440	24,585	24,992

Additional AT1 capital	3,875	3,875	3,875
Tier 1 capital	28,315	28,460	28,867

End-point Tier 2 capital	5,317	5,485	4,978
Grandfathered instrument transitional arrangements	-	-	75
Tier 2 capital	5,317	5,485	5,053
Total regulatory capital	33,632	33,945	33,920

Risk-weighted assets
Credit risk	147,598	143,974	141,963
Counterparty credit risk	7,830	8,001	6,723
Market risk	7,363	9,380	8,300
Operational risk	20,198	20,198	19,115
Total RWAs	182,989	181,553	176,101

(1)
31 December 2023 includes the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting and prior periods also include the transitional relief on grandfathered capital instruments. The impact of the IFRS 9 transitional adjustments at 31 December 2023 was £0.2 billion for CET1 capital, £54 million for total capital and £17 million RWAs (30 September 2023 - £0.2 billion CET1 capital, £48 million total capital and £28 million RWAs; 31 December 2022 - £0.4 billion CET1 capital, £36 million total capital and £71 million RWAs). Excluding these adjustments, the CET1 ratio would be 13.2% (30 September 2023 - 13.4%; 31 December 2022 - 14.0%). The transitional relief on grandfathered instruments at 31 December 2023 was nil (30 September 2023 - nil; 31 December 2022 - £0.1 billion). Excluding both the transitional relief on grandfathered capital instruments and the transitional arrangements for the capital impact of IFRS 9 expected credit loss (ECL) accounting, the end-point Tier 1 capital ratio would be 15.4% (30 September 2023 - 15.6%; 31 December 2022 - 16.2%) and the end-point Total capital ratio would be 18.4% (30 September 2023 - 18.7%; 31 December 2022 - 19.3%).

(2)
Prudent deduction in respect of agreement with the pension fund to establish new legal structure to remove dividend linked contribution. Refer to Notes 5 and 33 in the 2023 consolidated financial statements of NatWest Group plc Annual Report and Accounts.

Business performance summary
Capital and leverage ratios continued

	31 December	30 September	31 December
	2023	2023	2022
Leverage	£m	£m	£m
Cash and balances at central banks	104,262	119,590	144,832
Trading assets	45,551	49,621	45,577
Derivatives	78,904	87,504	99,545
Financial assets	439,449	432,451	404,374
Other assets	23,605	26,891	18,864
Assets of disposal groups	902	1,084	6,861
Total assets	692,673	717,141	720,053
Derivatives
- netting and variation margin	(79,299)	(86,657)	(100,356)
- potential future exposures	17,212	17,226	18,327
Securities financing transactions gross up	1,868	2,245	4,147
Other off balance sheet items	50,961	50,528	46,144
Regulatory deductions and other adjustments	(16,043)	(16,647)	(7,114)
Claims on central banks	(100,735)	(116,157)	(141,144)
Exclusion of bounce back loans	(3,794)	(4,198)	(5,444)
UK leverage exposure	562,843	563,481	534,613
UK leverage ratio (%) (1)	5.0	5.1	5.4

(1)	Excluding the IFRS 9 transitional adjustment, the UK leverage ratio would be 5.0% (30 September 2023 - 5.0%, 31 December 2022 - 5.3%).

Business performance summary
Credit risk
Economic loss drivers
The main macroeconomic variables for each of the four scenarios used for expected credit loss (ECL) modelling are set out in the main macroeconomic variables table below.

Main macroeconomic variables	2023					2022
				Extreme	Weighted				Extreme	Weighted
	Upside	Base case	Downside	downside	average	Upside	Base case	Downside	downside	average
Five-year summary	%	%	%	%	%	%	%	%	%	%
GDP	1.8	1.0	0.5	(0.3)	0.9	2.2	1.3	0.8	0.4	1.2
Unemployment	3.5	4.6	5.2	6.8	4.8	3.9	4.5	4.9	6.7	4.8
House price index	3.9	0.3	(0.4)	(5.7)	0.3	5.1	0.8	(0.7)	(4.4)	0.6
Commercial real estate price	3.1	(0.2)	(2.0)	(6.8)	(0.6)	1.2	(1.9)	(2.8)	(9.1)	(2.5)
Consumer price index	1.7	2.6	5.2	1.8	2.8	3.6	4.2	4.4	8.2	4.8
Bank of England base rate	3.8	3.7	5.6	2.9	4.0	2.4	3.1	1.5	4.5	2.8
UK stock price index	4.8	3.3	1.2	(0.4)	2.8	3.0	1.4	(1.1)	(3.7)	0.5
World GDP	3.7	3.2	2.7	1.8	3.0	3.7	3.3	1.7	1.1	2.7
Probability weight	21.2	45.0	20.4	13.4		18.6	45.0	20.8	15.6

(1)     The five-year summary runs from 2023-27 for 31 December 2023 and from 2022-26 for 31 December 2022.
(2)     The table shows CAGR for annual GDP, average levels for the unemployment rate and Bank of England base rate and Q4 to Q4 CAGR for other parameters.

ECL post model adjustments
The table below shows ECL post model adjustments.

	Retail Banking		Private	Commercial &	Central items &
	Mortgages	Other	Banking	Institutional	other (1)	Total
2023	£m	£m	£m	£m	£m	£m
Deferred model calibrations	-	-	1	23	-	24
Economic uncertainty	118	39	13	256	3	429
Other adjustments	1	-	-	8	23	32
Total	119	39	14	287	26	485

Of which:
- Stage 1	75	14	6	115	10	220
- Stage 2	31	25	8	167	9	240
- Stage 3	13	-	-	5	7	25

2022
Economic uncertainty	102	51	6	191	2	352
Other adjustments	8	20	-	16	15	59
Total	110	71	6	207	17	411

Of which:
- Stage 1	62	27	3	63	-	155
- Stage 2	32	44	3	139	17	235
- Stage 3	16	-	-	5	1	22

Post model adjustments increased since 31 December 2022, with notable shifts in all categories. This reflected:

−	The addition of deferred model calibration post model adjustments to account for elevated refinance risks on deteriorated exposures largely due to pressures from inflation and liquidity.
−	The increase in the economic uncertainty post model adjustments for the Wholesale portfolios relating to inflation, supply chain and liquidity prompted by continued affordability risks, as a result of higher interest rates and sustained inflation. This was partially offset by a reduction in COVID-19 related post model adjustments.

Business performance summary
Portfolio summary - segment analysis
The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

				Central
	Retail	Private	Commercial	items
	Banking	Banking	& Institutional	& other	Total
2023	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	182,297	17,565	119,047	29,677	348,586
Stage 2	21,208	906	15,771	6	37,891
Stage 3	3,133	258	2,162	10	5,563
Of which: individual	-	186	845	-	1,031
Of which: collective	3,133	72	1,317	10	4,532
Subtotal excluding disposal group loans	206,638	18,729	136,980	29,693	392,040
Disposal group loans				67	67
Total				29,760	392,107
ECL provisions (1)
Stage 1	306	20	356	27	709
Stage 2	502	20	447	7	976
Stage 3	1,097	34	819	10	1,960
Of which: individual	-	34	298	-	332
Of which: collective	1,097	-	521	10	1,628
Subtotal excluding ECL provisions on disposal group loans	1,905	74	1,622	44	3,645
ECL provisions on disposal group loans				36	36
Total				80	3,681
ECL provisions coverage (2)
Stage 1 (%)	0.17	0.11	0.30	0.09	0.20
Stage 2 (%)	2.37	2.21	2.83	nm	2.58
Stage 3 (%)	35.01	13.18	37.88	100.00	35.23
ECL provisions coverage excluding disposal group loans	0.92	0.40	1.18	0.15	0.93
ECL provisions coverage on disposal group loans				53.73	53.73
Total				0.27	0.94
Impairment losses/(releases)
ECL (release)/charge (3)	465	14	94	5	578
Stage 1	(172)	(9)	(222)	6	(397)
Stage 2	440	15	182	8	645
Stage 3	197	8	134	(9)	330
Of which: individual	-	8	80	1	89
Of which: collective	197	-	54	(10)	241
Continuing operations	465	14	94	5	578
Discontinued operations				(6)	(6)
Total				(1)	572

Amounts written-off	188	2	122	7	319
Of which: individual	-	2	40	-	42
Of which: collective	188	-	82	7	277

Refer to the following page for the footnotes.

Business performance summary
Portfolio summary - segment analysis continued

				Central
	Retail	Private	Commercial	items
	Banking	Banking	& Institutional	& other	Total
2022	£m	£m	£m	£m	£m
Loans - amortised cost and FVOCI
Stage 1	174,727	18,367	108,791	23,339	325,224
Stage 2	21,561	801	24,226	245	46,833
Stage 3	2,565	242	2,166	123	5,096
Of which: individual	-	168	905	48	1,121
Of which: collective	2,565	74	1,261	75	3,975
Subtotal excluding disposal group loans	198,853	19,410	135,183	23,707	377,153
Disposal group loans				1,502	1,502
Total				25,209	378,655
ECL provisions (1)
Stage 1	251	21	342	18	632
Stage 2	450	14	534	45	1,043
Stage 3	917	26	747	69	1,759
Of which: individual	-	26	251	10	287
Of which: collective	917	-	496	59	1,472
Subtotal excluding ECL provisions on disposal group loans	1,618	61	1,623	132	3,434
ECL on disposal group loans				53	53
Total				185	3,487
ECL provisions coverage (2)
Stage 1 (%)	0.14	0.11	0.31	0.08	0.19
Stage 2 (%)	2.09	1.75	2.20	18.37	2.23
Stage 3 (%)	35.75	10.74	34.49	56.10	34.52
ECL provisions coverage excluding disposal group loans	0.81	0.31	1.20	0.56	0.91
ECL provisions coverage on disposal group loans				3.53	3.53
Total				0.73	0.92
Impairment losses/(releases)
ECL (release)/charge (3)	229	(2)	122	(12)	337
Stage 1	(146)	2	(135)	(11)	(290)
Stage 2	268	(7)	108	24	393
Stage 3	107	3	149	(25)	234
Of which: individual	-	3	57	(6)	54
Of which: collective	107	-	92	(19)	180
Continuing operations	229	(2)	122	(12)	337
Discontinued operations	-			(71)	(71)
Total				(83)	266

Amounts written-off	216	15	224	27	482
Of which: individual	-	15	153	-	168
Of which: collective	216	-	71	27	314

(1)	Includes loans to customers and banks.
(2)	Includes £9 million (2022 - £3 million) related to assets classified as FVOCI and £0.1 billion (2022 - £0.1 billion) related to off-balance sheet exposures
(3)
ECL provisions coverage is calculated as ECL provisions divided by loans - amortised cost and FVOCI. It is calculated on loans and total ECL provisions, including ECL for other (non-loan) assets and unutilised exposure. Some segments with a high proportion of debt securities or unutilised exposure may result in a not meaningful coverage ratio.

(4)
Includes a £16 million release (2022 - £3 million charge) related to other financial assets, of which £6 million charge (2022 - nil) related to assets classified as FVOCI, and includes a £9 million release (2022 - £5 million release) related to contingent liabilities.

(5)
The table shows gross loans only and excludes amounts that were outside the scope of the ECL framework. Refer to the Financial instruments within the scope of the IFRS 9 ECL framework section for further details. Other financial assets within the scope of the IFRS 9 ECL framework were cash and balances at central banks totalling £103.1 billion (2022 - £143.3 billion) and debt securities of £50.1 billion (2022 - £29.9 billion).

Business performance summary
Analysis of ECL provision
The table below shows gross loans and ECL provision analysis.
	31 December	30 September	30 June	31 December
	2023	2023	2023	2022
	£m	£m	£m	£m
Total loans	392,040	389,552	385,252	377,153
Personal	223,774	224,175	223,664	217,123
Wholesale	168,266	165,377	161,588	160,030

Value of loans in Stage 2	37,891	37,646	43,440	46,833
Personal	21,509	18,233	22,989	21,854
Wholesale	16,382	19,413	20,471	24,979

ECL provisions in Stage 2	976	1,032	991	1,043
Personal	506	493	455	466
Wholesale	470	539	536	577

ECL provision coverage in Stage 2	2.58%	2.74%	2.28%	2.23%
Personal	2.35%	2.70%	1.98%	2.13%
Wholesale	2.87%	2.78%	2.62%	2.31%

Condensed consolidated income statement
for the period ended 31 December 2023

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Interest receivable	21,026	12,637	5,955	5,589	4,046
Interest payable	(9,977)	(2,795)	(3,317)	(2,904)	(1,178)

Net interest income	11,049	9,842	2,638	2,685	2,868

Fees and commissions receivable	2,983	2,915	770	754	770
Fees and commissions payable	(653)	(623)	(169)	(169)	(155)
Income from trading activities	794	1,133	185	191	164
Other operating income	579	(111)	113	27	61

Non-interest income	3,703	3,314	899	803	840

Total income	14,752	13,156	3,537	3,488	3,708

Staff costs	(3,901)	(3,716)	(977)	(919)	(1,029)
Premises and equipment	(1,153)	(1,112)	(308)	(275)	(292)
Other administrative expenses	(2,008)	(2,026)	(618)	(519)	(597)
Depreciation and amortisation	(934)	(833)	(251)	(214)	(220)

Operating expenses	(7,996)	(7,687)	(2,154)	(1,927)	(2,138)

Profit before impairment losses	6,756	5,469	1,383	1,561	1,570
Impairment losses	(578)	(337)	(126)	(229)	(144)

Operating profit before tax	6,178	5,132	1,257	1,332	1,426
Tax (charge)/credit	(1,434)	(1,275)	5	(378)	(46)
Profit from continuing operations	4,744	3,857	1,262	954	1,380
(Loss)/profit from discontinued operations, net of tax (1)	(112)	(262)	26	(30)	(56)
Profit for the period	4,632	3,595	1,288	924	1,324

Attributable to:
Ordinary shareholders	4,394	3,340	1,229	866	1,262
Paid-in equity holders	242	249	60	61	61
Non-controlling interests	(4)	6	(1)	(3)	1
	4,632	3,595	1,288	924	1,324
Earnings per ordinary share - continuing operations	49.2p	36.5p	13.6p	10.1p	13.7p
Earnings per ordinary share - discontinued operations	(1.2p)	(2.7p)	0.3p	(0.3p)	(0.6p)
Total earnings per share attributable to
ordinary shareholders - basic (3)	47.9p	33.8p	13.9p	9.8p	13.1p
Earnings per ordinary share - fully diluted
continuing operations	48.9p	36.2p	13.6p	10.1p	13.6p
Earnings per ordinary share - fully diluted
discontinued operations	(1.2p)	(2.6p)	0.3p	(0.3p)	(0.6p)
Total earnings per share attributable to
ordinary shareholders - fully diluted	47.7p	33.6p	13.9p	9.8p	13.0p

(1)	The results of discontinued operations, comprising the post-tax profit is shown as a single amount on the face of the income statement. An analysis of this amount is presented in Note 3 on page 31.
(2)
At the General Meeting and Class Meeting on 25 August 2022, the shareholders approved the proposed special dividend and share consolidation. On 30 August 2022 the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. The average number of shares and earnings per share have been adjusted retrospectively.

(3)
In 2023, the unrounded Total earnings per share attributable to ordinary shareholders - basic is 47.948p. The unrounded Earnings per ordinary share - continuing operations was 49.170p. The unrounded Earnings per ordinary share - discontinued operations was (1.222p).

Condensed consolidated statement of comprehensive income
for the period ended 31 December 2023

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Profit for the period	4,632	3,595	1,288	924	1,324
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes	(280)	(840)	(175)	(41)	(158)
Changes in fair value of credit in financial liabilities
designated at FVTPL	(39)	50	(12)	(23)	(52)
FVOCI financial assets	17	59	(19)	6	17
Tax	79	187	59	13	51
	(223)	(544)	(147)	(45)	(142)
Items that do qualify for reclassification
FVOCI financial assets	49	(457)	(16)	12	(6)
Cash flow hedges (1)	1,208	(3,277)	1,416	526	701
Currency translation	(619)	241	(218)	68	(117)
Tax	(361)	1,067	(345)	(143)	(192)
	277	(2,426)	837	463	386
Other comprehensive income/(losses) after tax	54	(2,970)	690	418	244
Total comprehensive income for the year	4,686	625	1,978	1,342	1,568

Attributable to:
Ordinary shareholders	4,448	370	1,919	1,284	1,506
Paid-in equity holders	242	249	60	61	61
Non-controlling interests	(4)	6	(1)	(3)	1
	4,686	625	1,978	1,342	1,568

(1)	Refer to footnote 5 and 6 of the consolidated statement of changes in equity.

Condensed consolidated balance sheet as at 31 December 2023

	31 December	30 September	31 December
	2023	2023	2022
	£m	£m	£m
Assets
Cash and balances at central banks	104,262	119,590	144,832
Trading assets	45,551	49,621	45,577
Derivatives	78,904	87,504	99,545
Settlement balances	7,231	10,644	2,572
Loans to banks - amortised cost	6,914	8,454	7,139
Loans to customers - amortised cost	381,433	377,268	366,340
Other financial assets	51,102	46,729	30,895
Intangible assets	7,614	7,515	7,116
Other assets	8,760	8,732	9,176
Assets of disposal groups	902	1,084	6,861
Total assets	692,673	717,141	720,053

Liabilities
Bank deposits	22,190	24,354	20,441
Customer deposits	431,377	435,867	450,318
Settlement balances	6,645	11,585	2,012
Trading liabilities	53,636	58,495	52,808
Derivatives	72,395	81,135	94,047
Other financial liabilities	55,089	56,302	49,107
Subordinated liabilities	5,714	6,210	6,260
Notes in circulation	3,237	3,144	3,218
Other liabilities	5,202	4,592	5,346
Total liabilities	655,485	681,684	683,557

Equity
Ordinary shareholders' interests	33,267	31,530	32,598
Other owners' interests	3,890	3,890	3,890
Owners' equity	37,157	35,420	36,488
Non-controlling interests	31	37	8
Total equity	37,188	35,457	36,496
Total liabilities and equity	692,673	717,141	720,053

Condensed consolidated statement of changes in equity
for the period ended 31 December 2023

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Called-up share capital - at beginning of period	10,539	11,468	9,788	9,852	10,539
Share cancellation (1, 2)	(856)	(929)	(105)	(64)	-
At end of period	9,683	10,539	9,683	9,788	10,539

Paid-in equity - at beginning and end of period	3,890	3,890	3,890	3,890	3,890

Share premium account - at beginning and end of period	1,161	1,161	1,161	1,161	1,161

Merger reserve - at beginning and end of period	10,881	10,881	10,881	10,881	10,881

FVOCI reserve - at beginning of period	(102)	269	(20)	(42)	(105)
Unrealised gains/(losses)	22	(570)	(46)	8	(3)
Realised losses	43	59	12	15	14
Tax	(12)	140	5	(1)	(8)
At end of period	(49)	(102)	(49)	(20)	(102)

Cash flow hedging reserve - at beginning of period	(2,771)	(395)	(2,967)	(3,344)	(3,273)
Amount recognised in equity (5)	187	(2,973)	1,008	127	734
Amount transferred from equity to earnings (6)	1,021	(304)	408	399	(33)
Tax	(336)	901	(348)	(149)	(199)
At end of period	(1,899)	(2,771)	(1,899)	(2,967)	(2,771)

Foreign exchange reserve - at beginning of period	1,478	1,205	1,059	986	1,589
Retranslation of net assets	(239)	512	(50)	119	(87)
Foreign currency gains/(losses) on hedges of net assets	107	(266)	(4)	(51)	(29)
Tax	(18)	32	-	5	6
Recycled to profit or loss on disposal of businesses (3)	(487)	(5)	(164)	-	(1)
At end of period	841	1,478	841	1,059	1,478

Capital redemption reserve - at beginning of period	1,651	722	2,402	2,338	1,651
Share cancellation (1,2)	856	929	105	64	-
At end of period	2,507	1,651	2,507	2,402	1,651

Retained earnings - at beginning of period	10,019	12,966	9,763	9,576	8,886
Profit/(loss) attributable to ordinary shareholders and
other equity owners
- continuing operations	4,748	3,851	1,263	957	1,379
- discontinued operations	(112)	(262)	26	(30)	(56)
Paid-in equity dividends paid	(242)	(249)	(60)	(61)	(61)
Ordinary dividends paid	(1,456)	(1,205)	-	(491)	-
Special dividends paid	-	(1,746)	-	-	-
Shares repurchased (1,2)	(2,057)	(2,054)	(205)	(139)	-
Redemption of preference shares (4)	-	(750)	-	-	-
Redemption/reclassification of paid-in equity
- tax	-	(36)	-	-	-
Realised gains in period on FVOCI equity shares
- gross	1	113	(1)	(5)	-
- tax	(3)	(9)	-	-	12
Remeasurement of retirement benefit schemes
- gross	(280)	(840)	(175)	(41)	(158)
- tax	81	192	54	12	40

For the notes to this table, refer to the following page.

Condensed consolidated statement of changes in equity
for the period ended 31 December 2023 continued

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Changes in fair value of credit in financial liabilities
designated at FVTPL
- gross	(39)	50	(12)	(23)	(52)
- tax	6	(2)	3	3	8
Employee share schemes
- gross	14	6	(7)	4	(2)
Share-based payments
- gross	(18)	(7)	13	1	19
- tax	(17)	1	(17)	-	4
At end of period	10,645	10,019	10,645	9,763	10,019

Own shares held - at beginning of period	(258)	(371)	(537)	(540)	(275)
Shares vested under employee share schemes	114	113	34	3	17
Own shares acquired (2)	(359)	-	-	-	-
At end of period	(503)	(258)	(503)	(537)	(258)

Owners' equity at end of period	37,157	36,488	37,157	35,420	36,488

Non-controlling interests - at beginning of period	8	7	37	40	12
Profit attributable to non-controlling interests	(4)	6	(1)	(3)	1
Acquisition of subsidiary	32	-	-	-	-
Dividends paid	(5)	(5)	(5)	-	(5)
At end of period	31	8	31	37	8

Total equity at end of period	37,188	36,496	37,188	35,457	36,496

Attributable to:
Ordinary shareholders	33,267	32,598	33,267	31,530	32,598
Paid-in equity holders	3,890	3,890	3,890	3,890	3,890
Non-controlling interests	31	8	31	37	8
	37,188	36,496	37,188	35,457	36,496

(1)
NatWest Group plc repurchased and cancelled 460.3 million (2022 - 379.3 million) shares, of which 2.3 million were settled in January 2024. The total consideration of these shares excluding fees was £1,151.7 million (2022 - £829.3 million), of which £4.9 million were settled in January 2024, as part of the On Market Share Buyback Programmes. The nominal value of the share cancellations has been transferred to the capital redemption reserve.

(2)
In May 2023, there was an agreement to buy 469.2 million (March 2022 - 549.9 million) ordinary shares of the Company from UK Government Investments Ltd (UKGI) at 268.4 pence per share (March 2022 - 220.5 pence per share) for the total consideration of £1.3 billion (2022 - £1.2 billion). NatWest Group cancelled 336.2 million of the purchased ordinary shares, amounting to £906.9 million excluding fees and held the remaining 133.0 million shares as Own Shares Held, amounting to £358.8 million excluding fees. The nominal value of the share cancellation has been transferred to the capital redemption reserve.

(3)	Includes £460 million FX recycled to profit or loss upon completion of a capital repayment by UBIDAC.
(4)
Following an announcement of a Regulatory Call in February 2022, the Series U preference shares were reclassified to liabilities. A £254 million loss was recognised in retained earnings as a result of FX unlocking.

(5)
The change in the cash flow hedging reserve is driven by realised accrued interest transferred into the income statement and a decrease in swap rates compared to previous periods where they rose. The portfolio of hedging instruments is predominantly received fixed swaps.

(6)	The amount transferred from equity to the income statement is mostly recorded within net interest income mainly in loans to customers, balances at central banks and customer deposits.

Condensed consolidated cash flow statement
for the year ended 31 December 2023

	Year ended
	31 December	31 December
	2023	2022
	£m	£m
Cash flows from operating activities
Operating profit before tax from continuing operations	6,178	5,132
Operating loss before tax from discontinued operations	(112)	(262)
Adjustments for non-cash items	3,208	1,203
Net cash flows from trading activities	9,274	6,073
Changes in operating assets and liabilities	(25,679)	(48,447)
Net cash flows from operating activities before tax	(16,405)	(42,374)
Income taxes paid	(1,033)	(1,223)
Net cash flows from operating activities	(17,438)	(43,597)
Net cash flows from investing activities	(14,694)	19,059
Net cash flows from financing activities	(6,304)	(10,652)
Effects of exchange rate changes on cash and cash equivalents	(1,189)	2,933
Net decrease in cash and cash equivalents	(39,625)	(32,257)
Cash and cash equivalents at 1 January	158,449	190,706
Cash and cash equivalents at 31 December	118,824	158,449

Notes

1. Presentation of condensed consolidated financial statements
The condensed consolidated financial statements should be read in conjunction with NatWest Group plc's 2023 Annual Report and Accounts. The critical and material accounting policies are the same as those applied in the consolidated financial statements.

The directors have prepared the condensed consolidated financial statements on a going concern basis after assessing the principal risks, forecasts, projections and other relevant evidence over the twelve months from the date they are approved.

2. Tax

Analysis of the tax charge for the year
The tax charge comprises current and deferred tax in respect of profits and losses recognised or originating in the income statement. Tax on items originating outside the income statement is charged to other comprehensive income or direct to equity (as appropriate) and is therefore not reflected in the table below.

Current tax is tax payable or recoverable in respect of the taxable profit or loss for the year and any adjustments to tax payable in prior years.

	2023	2022	2021
Continuing operations	£m	£m	£m
Current tax
Charge for the year	(1,373)	(1,611)	(1,036)
(Under)/over provision in respect of prior years	(123)	100	31
	(1,496)	(1,511)	(1,005)
Deferred tax
(Charge)/credit for the year	(281)	47	(185)
UK tax rate change impact	-	(10)	165
Net increase in the carrying value of deferred tax assets in respect of UK,
RoI and Netherlands losses	385	267	12
(Under)/over provision in respect of prior years	(42)	(68)	17
Tax charge for the year	(1,434)	(1,275)	(996)

Judgement: tax contingencies
NatWest Group's corporate income tax charge and its provisions for corporate income taxes necessarily involve a degree of estimation and judgement. The tax treatment of some transactions is uncertain and tax computations are yet to be agreed with the relevant tax authorities. NatWest Group recognises anticipated tax liabilities based on all available evidence and, where appropriate, in the light of external advice. Any difference between the final outcome and the amounts provided will affect current and deferred income tax charges in the period when the matter is resolved.

Deferred tax
Deferred tax is the tax expected to be payable or recoverable in respect of temporary differences where the carrying amount of an asset or liability differs for accounting and tax purposes. Deferred tax liabilities reflect the expected amount of tax payable in the future on these temporary differences. Deferred tax assets reflect the expected amount of tax recoverable in the future on these differences. The net deferred tax asset recognised by the NatWest Group is shown below. The reduction of deferred tax asset is primarily attributable to reduced cash flow hedge liabilities, and is taken in other comprehensive income as part of the movements in cash flow reserves.

Analysis of deferred tax

	2023	2022
	£m	£m
Deferred tax asset	(1,894)	(2,178)
Deferred tax liability	141	227
Net deferred tax asset	(1,753)	(1,951)

Notes

3. Discontinued operations and assets and liabilities of disposal groups
Four legally binding agreements for the sale of UBIDAC business have been announced as part of the phased withdrawal from the Republic of Ireland. The transaction with Allied Irish Banks, p.l.c. (AIB) for the transfer of performing commercial loans and the transaction with Permanent TSB p.l.c. (PTSB) for the sale of performing non-tracker mortgages, the performing loans in the micro-SME business, the UBIDAC Asset Finance business, including its Lombard digital platform, and 25 Ulster Bank branch locations in the Republic of Ireland, had both been fully completed by the end of Q3 2023. Material developments in the other two agreements during Q4 2023 are set out below.

Agreement with Allied Irish Banks, p.l.c. (AIB) for the sale of performing tracker and linked mortgages.
There were no loan sales during Q4 2023. The remaining migrations are expected to be complete in 2024.

Agreement with Elmscott Property Finance DAC / AB CarVal (CarVal) for the sale of a portfolio which consists mostly of non-performing mortgages, unsecured personal loans and commercial facilities with a gross value of c. €690 million. Pepper Finance Corporation (Ireland) DAC will become the legal owner and servicer of the facilities.
In November 2023, c.€400 million of exposures transferred to Pepper Finance Corporation (Ireland) DAC, with the remainder of the portfolio expected to transfer in 2024.

The business activities relating to these sales that meet the requirements of IFRS 5 are presented as a discontinued operation and as a disposal group. Ulster Bank RoI continuing operations are reported within Central items & other.

(a) (Loss)/profit from discontinued operations, net of tax

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Interest receivable	22	177	-	(4)	17
Net interest income	22	177	-	(4)	17
Non-interest income (1)	(16)	(472)	26	(28)	(63)
Total income	6	(295)	26	(32)	(46)
Operating expenses	(124)	(38)	-	(2)	(3)
(Loss)/profit before impairment releases/losses	(118)	(333)	26	(34)	(49)
Impairment releases/(losses)	6	71	-	4	(7)
Operating (loss)/profit before tax	(112)	(262)	26	(30)	(56)
Tax charge	-	-	-	-	-
(Loss)/profit from discontinued operations, net of tax	(112)	(262)	26	(30)	(56)

(1)     Excludes gain of £20 million (€24 million) recognised by NatWest Group as a result of acquisition of PTSB shares in relation to disposal of UBIDAC assets to PTSB in 2022.

(b) Assets and liabilities of disposal groups

	31 December	31 December
	2023	2022
	£m	£m
Assets of disposal groups
Loans to customers - amortised cost	32	1,458
Other financial assets - loans to customers	841	5,397
Other assets	29	6
	902	6,861

Liabilities of disposal groups
Other liabilities	3	15
	3	15

Net assets of disposal groups	899	6,846

(c) Operating cash flows attributable to discontinued operations

	31 December	31 December
	2023	2022
	£m	£m
Net cash flows from operating activities	362	1,090
Net cash flows from investing activities	5,473	6,164
Net increase in cash and cash equivalents	5,835	7,254

Notes
4. Litigation and regulatory matters
NatWest Group plc and certain members of NatWest Group are party to various legal proceedings and are involved in, or subject to, various regulatory matters, including as the subject of investigations and other regulatory and governmental action (Matters) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions. Note 26 in the NatWest Group plc 2023 Annual Report and Accounts, issued on 16 February 2024 and available at natwestgroup.com (Note 26), discusses the Matters in which NatWest Group is currently involved and material developments. Other than the Matters discussed in Note 26, no member of NatWest Group is or has been involved in governmental, legal, or regulatory proceedings (including those which are pending or threatened) that are expected to be material, individually or in aggregate. Recent developments in the Matters identified in Note 26 that have occurred since the Q3 2023 Interim Management Statement was issued on 27 October 2023, include, but are not limited to, those set out below.

Litigation
London Interbank Offered Rate (LIBOR) and other rates litigation
In August 2020, a complaint was filed in the United States District Court for the Northern District of California by several United States retail borrowers against the USD ICE LIBOR panel banks and their affiliates (including NatWest Group plc, NWM Plc, NWMSI and NWB Plc), alleging (i) that the very process of setting USD ICE LIBOR amounts to illegal price-fixing; and (ii) that banks in the United States have illegally agreed to use LIBOR as a component of price in variable retail loans. In September 2022, the district court dismissed the complaint. The plaintiffs filed an amended complaint but in October 2023, the district court dismissed that complaint as well, and indicated that further amendment would not be permitted. The plaintiffs have commenced an appeal to the United States Court of Appeals for the Ninth Circuit which is currently pending.

FX litigation
In July and December 2019, two separate applications seeking opt-out collective proceedings orders were filed in the UK Competition Appeal Tribunal (CAT) against NatWest Group plc, NWM Plc and other banks. Both applications were brought on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network. In March 2022, the CAT declined to certify as collective proceedings either of the applications, which was appealed by the applicants, and the subject of an application for judicial review.

In its amended judgment in November 2023, the Court of Appeal allowed the appeal and decided that the claims should proceed on an opt-out basis. Separately, the court determined which of the two competing applicants can proceed as class representative, and dismissed the application for judicial review of the CAT's decision. The case has been remitted to the CAT for further case management and the banks have sought permission to appeal directly to the UK Supreme Court.

In December 2021, a summons was served in the Netherlands against NatWest Group plc, NWM Plc and NWM N.V. by Stichting FX Claims on behalf of a number of parties, seeking declarations from the court concerning liability for anti-competitive FX market conduct described in decisions of the European Commission (EC) of 16 May 2019, along with unspecified damages. The claimant amended its claim to also refer to a 2 December 2021 decision by the EC, which described anti-competitive FX market conduct. NatWest Group plc, NWM Plc and other defendants contested the jurisdiction of the Dutch court. In March 2023, the district court in Amsterdam accepted that it has jurisdiction to hear claims against NWM N.V. but refused jurisdiction to hear any claims against the other defendant banks (including NatWest Group plc and NWM Plc) brought on behalf of the parties represented by the claimant that are domiciled outside of the Netherlands. The claimant is appealing that decision and the defendant banks have brought cross-appeals which seek a ruling that the Dutch court has no jurisdiction to hear any claims against the defendant banks domiciled outside of the Netherlands, including claims brought on behalf of the parties represented by the claimant that are domiciled in the Netherlands.

In September 2023, second summonses were served by Stichting FX Claims on NWM N.V., NatWest Group plc and NWM Plc, for claims on behalf of a new group of parties that have now been brought before the district court in Amsterdam. The summonses seek declarations from the Dutch court concerning liability for anti-competitive FX market conduct described in the above referenced decisions of the EC of 16 May 2019 and 2 December 2021, along with unspecified damages.

Government securities antitrust litigation
NWMSI and certain other US broker-dealers are defendants in a consolidated antitrust class action in the United States District Court for the Southern District of New York (SDNY) on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that the defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to the plaintiffs. In March 2022, the SDNY dismissed the complaint, without leave to re-plead. In February 2024, the United States Court of Appeals for the Second Circuit affirmed the SDNY's decision dismissing the complaint.

Swaps antitrust litigation
NWM Plc and other members of NatWest Group, including NatWest Group plc, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is complete. In December 2023, the SDNY denied the plaintiffs' motion for class certification. The plaintiffs have filed a petition requesting that the United States Court of Appeals for the Second Circuit review the denial of class certification.

Notes
4. Litigation and regulatory matters continued
In June 2021, a class action antitrust complaint was filed against a number of credit default swap dealers, in New Mexico federal court on behalf of persons who, from 2005 onwards, settled credit default swaps in the United States by reference to the ISDA credit default swap auction protocol. The complaint alleges that the defendants conspired to manipulate that benchmark through various means in  violation of the antitrust laws and the Commodity Exchange Act. The defendants filed a motion to dismiss the complaint and, in June 2023, such motion was denied as regards NWMSI and other financial institutions, but granted as regards to NWM Plc on the ground that the court lacks jurisdiction over that entity. As a result, the case entered the discovery phase as against the non-dismissed defendants. In January 2024, the SDNY issued an order barring the plaintiffs in the New Mexico case from pursuing claims based on conduct occurring before 30 June 2014 on the ground that such claims were extinguished by a 2015 settlement agreement that resolved a prior class action relating to credit default swaps.

EUA trading litigation
NWM Plc was a named defendant in civil proceedings before the High Court of Justice of England and Wales brought in 2015 by ten companies (all in liquidation) (the 'Liquidated Companies') and their respective liquidators (together, 'the Claimants'). The Liquidated Companies previously traded in European Union Allowances (EUAs) in 2009 and were alleged to be VAT defaulting traders within (or otherwise connected to) EUA supply chains of which NWM Plc was a party. In March 2020, the court held that NWM Plc and Mercuria Energy Europe Trading Limited ('Mercuria') were liable for dishonestly assisting and knowingly being a party to fraudulent trading during a seven business day period in 2009.

In October 2020, the High Court quantified total damages against NWM Plc and Mercuria at £45 million plus interest and costs, and permitted the defendants to appeal to the Court of Appeal. In May 2021 the Court of Appeal set aside the High Court's judgment and ordered that a retrial take place before a different High Court judge. In January 2024, NWM Plc entered into an agreement to resolve the claim against it. The settlement amount paid by NWM Plc was covered in full by an existing provision.

1MDB litigation
A Malaysian court claim was served in Switzerland in November 2022 by 1MDB, a Sovereign Wealth Fund, in which Coutts & Co Ltd was named, along with six others, as a defendant in respect of losses allegedly incurred by 1MDB. It is claimed that Coutts & Co Ltd is liable as a constructive trustee for having dishonestly assisted the directors of 1MDB in the breach of their fiduciary duties by failing (amongst other alleged claims) to undertake due diligence in relation to a customer of Coutts & Co Ltd, through which funds totalling c.US$1 billion were received and paid out between 2009 and 2011. The claimant seeks the return of that amount plus interest. Coutts & Co Ltd filed an application in January 2023 challenging the validity of service and the Malaysian court's jurisdiction to hear the claim. Before that application was heard, in April 2023, the claimant filed a notice of discontinuance of its claim against certain defendants including Coutts & Co Ltd. The claimant subsequently indicated that it intended to issue further replacement proceedings. Coutts & Co Ltd challenged the claimant's ability to take that step. In August 2023, the court disallowed the discontinuation of the claim by the claimant (a decision that the claimant has appealed) and directed that the application by Coutts & Co Ltd challenging the validity of the proceedings should proceed to a hearing, which took place in February 2024. Judgment is awaited.

Coutts & Co Ltd (a subsidiary of RBS Netherlands Holdings B.V., which in turn is a subsidiary of NWM Plc) is a company registered in Switzerland and is in wind-down following the announced sale of its business assets in 2015.

Regulatory matters
RBSI inspection report and referral to enforcement
Following an inspection by the Isle of Man Financial Services Authority (IOMFSA) in 2021 into The Royal Bank of Scotland International Limited's (RBSI's) compliance with the Financial Services Rule Book 2016, the Anti-Money Laundering and Countering the Financing of Terrorism Code 2015 (the "2015 Code") and the Anti-Money Laundering and Countering the Financing of Terrorism Code 2019, RBSI and the IOMFSA entered into a settlement agreement in February 2024 with an agreed public statement that RBSI had contravened paragraph 7 of the 2015 Code. RBSI did not complete its updated Customer Risk Assessment process following the introduction of the 2015 Code until 2018, resulting in 2,239 non-personal customers (on-boarded to its Isle of Man branches between 2015 and 2018, and not rated as high risk) being on-boarded using Customer Risk Assessments in line with earlier legislation. This constituted less than 3% of the total customer population of the Isle of Man branches. RBSI was fined £1.0 million (after a discount for co-operation), which was covered in full by an existing provision.

Reviews into customer account closures
In July 2023, NatWest Group plc commissioned an independent review by the law firm Travers Smith LLP into issues that had arisen from treatment of a customer in connection with an account closure decision that attracted significant public attention and certain related interactions with the media. NatWest Group plc has received reports in connection with that review (and in October and December 2023 published summaries of the key findings and recommendations).

In addition, NatWest Group plc is conducting internal reviews with respect to certain governance processes, policies, systems and controls of NatWest Group entities, including with respect to customer account closures.

The FCA is conducting supervisory work into how the governance, systems and controls of NatWest Group and Coutts & Company are working, to identify and address any significant shortcomings.

5. Related party transactions
UK Government
UK Government through HM Treasury is the controlling shareholder of NatWest Group plc as per UK listing rules. The UK Government's shareholding is managed by UK Government Investments Limited, a company wholly owned by the UK Government. At 31 December 2023 HM Treasury's holding in the company's ordinary shares was 37.97%. As a result the UK Government and UK Government-controlled bodies are related parties of the Group. NatWest Group's other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Bank of England facilities
In the ordinary course of business, NatWest Group may from time to time access market-wide facilities provided by the Bank of England.

Other related parties
(a)  In their roles as providers of finance, NatWest Group companies provide development and other types of capital support to businesses. In some instances, the investment may extend to ownership or control over 10% or more of the voting rights of the investee company.

(b)  NatWest Group recharges NatWest Group Pension Fund with the cost of pension management services incurred by it.

Full details of NatWest Group's related party transactions for the year ended 31 December 2023 are included in the NatWest Group plc 2023 Annual Report and Accounts.

6. Dividends
The company has announced that the directors have recommended a final dividend of £1.0 billion, or 11.5p per ordinary share (2022 - £1.0 billion, or 10.0p per ordinary share) subject to shareholder approval at the Annual General Meeting on 23 April 2024. If approved, payment will be made on 29 April 2024 to shareholders on the register at the close of business on 15 March 2024. The ex-dividend date will be 14 March 2024.

7. Post balance sheet events
As part of the ongoing on-market share buyback programme, NatWest Group plc has repurchased and cancelled a further 63.9 million shares since December 2023 for a total consideration (excluding fees) of £136.9 million.

Other than as disclosed in this document, there have been no significant events between 31 December 2023 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

Statement of directors' responsibilities
The responsibility statement below has been prepared in connection with NatWest Group's full Annual Report and Accounts for the year ended 31 December 2023.

We, the directors listed below, confirm that to the best of our knowledge:

−
The financial statements, prepared in accordance with UK-adopted International Accounting Standards, International Financial Reporting Standards as issued by the International Accounting Standards Board, give a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidated taken as a whole; and

−
The Strategic report and Directors' report (incorporating the Business review) include a fair review of the development and performance of the business and the position of the company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

By order of the Board

Howard Davies	John-Paul Thwaite	Katie Murray
Chairman	Group Chief Executive Officer	Group Chief Financial Officer
15 February 2024

Board of directors
Chairman	Executive directors	Non-executive directors
Howard Davies	John-Paul Thwaite Katie Murray	Frank Dangeard Roisin Donnelly Patrick Flynn Rick Haythornthwaite Yasmin Jetha Stuart Lewis Mark Seligman Lena Wilson

Additional information
Presentation of information
In the Annual Report and Accounts, unless specified otherwise, 'parent company' refers to NatWest Group plc, and 'NatWest Group', 'Group' or 'we' refers to NatWest Group plc and its subsidiaries. The term 'NWH Group' refers to NatWest Holdings Limited ('NWH Limited') and its subsidiary and associated undertakings. The term 'NWM Group' refers to NatWest Markets Plc ('NWM Plc') and its subsidiary and associated undertakings. The term 'NWM N.V.' refers to NatWest Markets N.V. The term 'NWM N.V. Group' refers to Natwest Markets N.V. and its subsidiary and associated undertakings The term 'NWMSI' refers to NatWest Markets Securities, Inc. The term 'RBS plc' refers to The Royal Bank of Scotland plc. The term 'NWB Plc' refers to National Westminster Bank Plc. The term 'UBIDAC' refers to Ulster Bank Ireland DAC. The term 'RBSI Ltd' refers to The Royal Bank of Scotland International Limited.

NatWest Group publishes its financial statements in pounds sterling ('£' or 'sterling'). The abbreviations '£m' and '£bn' represent millions and thousands of millions of pounds sterling, respectively, and references to 'pence' represent pence where the amounts are denominated in pounds sterling ('GBP'). Reference to 'dollars' or '$' are to United States of America ('US') dollars. The abbreviations '$m' and '$bn' represent millions and thousands of millions of dollars, respectively. The abbreviation '€' represents the 'euro', and the abbreviations '€m' and '€bn' represent millions and thousands of millions of euros, respectively.

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2022 have been filed with the Registrar of Companies and those for the year ended 31 December 2023 will be filed with the register of companies following the Annual General Meeting. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

MAR - Inside Information
This announcement contains information that qualified or may have qualified as inside information for NatWest Group plc, for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR) as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018. This announcement is made by Claire Kane, Head of Investor Relations for NatWest Group plc.

Contacts

Analyst enquiries:	Claire Kane, Investor Relations	+44 (0) 20 7672 1758
Media enquiries:	NatWest Group Press Office	+44 (0) 131 523 4205
Management presentation	Fixed income presentation
Date: 16 February 2024	Date: 16 February 2024
Time: 9:00 AM UK time	Time: 1:00 PM UK time
Zoom ID: 983 5690 5481	Zoom ID: 957 8120 2404

Available on www.natwestgroup.com/results
−	Announcement and slides.
−	NatWest Group plc 2023 Annual Report and Accounts.
−	A financial supplement containing income statement, balance sheet and segment performance for the four quarters ended 31 December 2023.
−	NatWest Group and NWH Group Pillar 3 Report.
−	Climate-related Disclosures Report 2023.
−	Environmental, Social and Governance (ESG) Disclosures Report 2023.

Forward looking statements
Cautionary statement regarding forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. In particular, this document includes forward-looking targets and guidance relating to financial performance measures, such as income growth, operating expense, RoTE, ROE, discretionary capital distribution targets, impairment loss rates, balance sheet reduction, including the reduction of RWAs, CET1 ratio (and key drivers of the CET1 ratio including timing, impact and details), Pillar 2 and other regulatory buffer requirements and MREL and non-financial performance measures, such as NatWest Group's initial area of focus, climate and sustainability-related performance ambitions, targets and metrics, including in relation to initiatives to transition to a net zero economy, Climate and Sustainable Funding and Financing (CSFF) and financed emissions. In addition, this document includes forward-looking statements relating, but not limited to: implementation of NatWest Group's strategy (including in relation to: cost-controlling measures, the Commercial & Institutional segment and achieving a number of various targets within the relevant timeframe); the timing and outcome of litigation and government and regulatory investigations; direct and on-market buy-backs; funding plans and credit risk profile; managing its capital position; liquidity ratio; portfolios; net interest margin and drivers related thereto; lending and income growth, product share and growth in target segments; impairments and write-downs; restructuring and remediation costs and charges; NatWest Group's exposure to political risk, economic assumptions and risk, climate, environmental and sustainability risk, operational risk, conduct risk, financial crime risk, cyber, data and IT risk and credit rating risk and to various types of market risk, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience, including our Net Promoter Score; employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements
These statements are based on current plans, expectations, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to NatWest Group's strategy or operations, which may result in NatWest Group being unable to achieve the current plans, expectations, estimates, targets, projections and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future results, gains or losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. The forward-looking statements contained in this document speak only as of the date we make them and we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements contained herein, whether to reflect any change in our expectations with regard thereto, any change in events, conditions or circumstances on which any such statement is based, or otherwise, except to the extent legally required.

Important factors that could affect the actual outcome of the forward-looking statements
We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements described in this document. These factors include, but are not limited to, those set forth in the risk factors and the other uncertainties described in NatWest Group plc's Annual Report on Form 20-F and its other filings with the US Securities and Exchange Commission. The principal risks and uncertainties that could adversely affect NatWest Group's future results, its financial condition and/or prospects and cause them to be materially different from what is forecast or expected, include, but are not limited to: economic and political risk (including in respect of: political and economic risks and uncertainty in the UK and global markets, including due to GDP growth, inflation and interest rates, political uncertainty and instability, supply chain disruption and geopolitical tensions and armed conflict); changes in foreign currency exchange rates; uncertainty regarding the effects of Brexit; and HM Treasury's ownership as the largest shareholder of NatWest Group plc); strategic risk (including in respect of the implementation of NatWest Group's strategy; future acquisitions and divestments (including the phased withdrawal from ROI), and the transfer of its Western European corporate portfolio); financial resilience risk (including in respect of: NatWest Group's ability to meet targets and to make discretionary capital distributions; the competitive environment; counterparty and borrower risk; liquidity and funding risks; prudential regulatory requirements for capital and MREL; reductions in the credit ratings; the requirements of regulatory stress tests; model risk; sensitivity to accounting policies, judgements, estimates and assumptions (and the economic, climate, competitive and other forward looking information affecting those judgements, estimates and assumptions); changes in applicable accounting standards; the value or effectiveness of credit protection; the adequacy of NatWest Group's future assessments by the Prudential Regulation Authority and the Bank of England; and the application of UK statutory stabilisation or resolution powers); climate and sustainability risk (including in respect of: risks relating to climate-related  and sustainability-related risks; both the execution and reputational risk relating to NatWest Group's climate change-related strategy, ambitions, targets and transition plan; climate and sustainability-related data and model risk; the failure to implement climate change resilient governance, systems, controls and procedures; increasing levels of climate, environmental, human rights and sustainability-related regulation and oversight; increasing anti-greenwashing regulations; climate, environmental and sustainability-related litigation, enforcement proceedings investigations and conduct risk; and reductions in ESG ratings); operational and IT resilience risk (including in respect of: operational risks (including reliance on third party suppliers); cyberattacks; the accuracy and effective use of data; complex IT systems; attracting, retaining and developing diverse senior management and skilled personnel; NatWest Group's risk management framework; and reputational risk); and legal, regulatory and conduct risk (including in respect of: the impact of substantial regulation and oversight; the outcome of legal, regulatory and governmental actions, investigations and remedial undertakings; and changes in tax legislation or failure to generate future taxable profits).

Climate and sustainability-related disclosures
Climate and sustainability-related disclosures in this document are not measures within the scope of International Financial Reporting Standards ('IFRS'), use a greater number and level of judgements, assumptions and estimates, including with respect to the classification of climate and sustainable funding and financing activities, than our reporting of historical financial information in accordance with IFRS. These judgements, assumptions and estimates are highly likely to change materially over time, and, when coupled with the longer time frames used in these disclosures, make any assessment of materiality inherently uncertain. In addition, our climate risk analysis, net zero strategy, including the implementation of our climate transition plan remain under development, and the data underlying our analysis and strategy remain subject to evolution over time. The process we have adopted to define, gather and report data on our performance on climate and sustainability-related measures is not subject to the formal processes adopted for financial reporting in accordance with IFRS and there are currently limited industry standards or globally recognised established practices for measuring and defining climate and sustainability-related metrics. As a result, we expect that certain climate and sustainability-related disclosures made in this document are likely to be amended, updated, recalculated or restated in the future. Please also refer to the cautionary statement in the section entitled 'Climate-related and other forward-looking statements and metrics' of the NatWest Group 2023 Climate-related Disclosures Report.

Cautionary statement regarding Non-IFRS financial measures and APMs
NatWest Group prepares its financial statements in accordance with generally accepted accounting principles (GAAP). This document may contain financial measures and ratios not specifically defined under GAAP or IFRS ('Non-IFRS') and/or alternative performance measures ('APMs') as defined in European Securities and Markets Authority ('ESMA') guidelines. Non-IFRS measures and APMs are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison. Non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. Any Non-IFRS measures and/or APMs included in this document, are not measures within the scope of IFRS, are based on a number of assumptions that are subject to uncertainties and change, and are not a substitute for IFRS measures.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Appendix

Non-IFRS financial measures

Non-IFRS financial measures
NatWest Group prepares its financial statements in accordance with UK adopted International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). This document contains a number of non-IFRS measures, also known as alternative performance measures, defined under the European Securities and Markets Authority guidance or non-GAAP financial measures in accordance with SEC regulations. These measures are adjusted for notable and other defined items which management believes are not representative of the underlying performance of the business and which distort period-on-period comparison.

The non-IFRS measures provide users of the financial statements with a consistent basis for comparing business performance between financial periods and information on elements of performance that are one-off in nature. The non-IFRS measures also include a calculation of metrics that are used throughout the banking industry.

These non-IFRS measures are not a substitute for IFRS measures and a reconciliation to the closest IFRS measure is presented where appropriate.

1. Total income excluding notable items
Total income excluding notable items is calculated as total income less notable items.

The exclusion of notable items aims to remove the impact of one-offs and other volatile items which may distort period-on-period comparisons.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
Total income	14,752	13,156	3,537	3,488	3,708
Less notable items:
Commercial & Institutional
Fair value, disposal losses and asset disposals/strategic
risk reduction	-	(45)	-	-	-
Own credit adjustments (OCA)	(2)	42	(5)	(6)	(19)
Tax interest on prior periods	3	-	3	-	-
Central items & other
Loss on redemption of own debt	-	(161)	-	-	-
Effective interest rate adjustment as a
result of redemption of own debt	-	(41)	-	-	(41)
Profit from insurance liabilities settlement	-	92	-	-	92
Liquidity Asset Bond sale losses	(43)	(88)	(10)	(9)	-
Share of associate (losses)/gains for Business Growth Fund	(4)	(22)	1	10	7
Property strategy update	(69)	-	-	(69)	-
Interest and FX management derivatives not in
hedge accounting relationships	79	369	(21)	48	(46)
FX recycling gains	484	-	162	-	-
Ulster Bank Rol fair value mortgage adjustments	-	(51)	-	-	(51)
Tax interest on prior periods	(35)	-	(35)	-	-
	413	95	95	(26)	(58)
Total income excluding notable items	14,339	13,061	3,442	3,514	3,766

Non-IFRS financial measures continued
2. Operating expenses - management view
The management analysis of operating expenses shows litigation and conduct costs on a separate line. These amounts are included within staff costs and other administrative expenses in the statutory analysis. Other operating expenses excludes litigation and conduct costs, which are more volatile and may distort comparisons with prior periods.

	Year ended
	31 December 2023			31 December 2022
	Litigation	Other	Statutory	Litigation	Other	Statutory
	and conduct	operating	operating	and conduct	operating	operating
	costs	expenses	expenses	costs	expenses	expenses
	£m	£m	£m	£m	£m	£m
Continuing operations
Staff costs	62	3,839	3,901	45	3,671	3,716
Premises and equipment	-	1,153	1,153	-	1,112	1,112
Depreciation and amortisation	-	934	934	-	833	833
Other administrative expenses	293	1,715	2,008	340	1,686	2,026
Total	355	7,641	7,996	385	7,302	7,687

				Quarter ended
				31 December 2023
				Litigation	Other	Statutory
				and conduct	operating	operating
				costs	expenses	expenses
				£m	£m	£m
Continuing operations
Staff costs				16	961	977
Premises and equipment				-	308	308
Depreciation and amortisation				-	251	251
Other administrative expenses				97	521	618
Total				113	2,041	2,154

				30 September 2023
				Litigation	Other	Statutory
				and conduct	operating	operating
				costs	expenses	expenses
				£m	£m	£m
Continuing operations
Staff costs				15	904	919
Premises and equipment				-	275	275
Depreciation and amortisation				-	214	214
Other administrative expenses				119	400	519
Total				134	1,793	1,927

				31 December 2022
				Litigation	Other	Statutory
				and conduct	operating	operating
				costs	expenses	expenses
				£m	£m	£m
Continuing operations
Staff costs				16	1,013	1,029
Premises and equipment				-	292	292
Depreciation and amortisation				-	220	220
Other administrative expenses				75	522	597
Total				91	2,047	2,138

Non-IFRS financial measures continued
3. Cost: income ratio (excl. litigation and conduct)
NatWest Group uses cost:income ratio (excl. litigation and conduct) in the Outlook guidance. This is calculated as other operating expenses (total operating expenses less litigation and conduct costs) divided by total income. Litigation and conduct costs are excluded as they are one-off in nature, difficult to forecast for Outlook purposes and distort period-on-period comparisons.

The calculation of the cost:income ratio (excl. litigation and conduct) is shown below, along with a comparison to cost:income ratio calculated using total operating expenses.

				Central	Total
	Retail	Private	Commercial &	items	NatWest
	Banking	Banking	Institutional	& other	Group
Year ended 31 December 2023	£m	£m	£m	£m	£m
Continuing operations
Operating expenses	2,828	685	4,091	392	7,996
Less litigation and conduct costs	(117)	(9)	(224)	(5)	(355)
Other operating expenses	2,711	676	3,867	387	7,641

Total income	5,931	990	7,421	410	14,752

Cost:income ratio	47.7%	69.2%	55.1%	nm	54.2%
Cost:income ratio (excl. litigation and conduct)	45.7%	68.3%	52.1%	nm	51.8%

Year ended 31 December 2022
Continuing operations
Operating expenses	2,593	622	3,744	728	7,687
Less litigation and conduct costs	(109)	(12)	(181)	(83)	(385)
Other operating expenses	2,484	610	3,563	645	7,302

Total income	5,646	1,056	6,413	41	13,156

Cost:income ratio	45.9%	58.9%	58.4%	nm	58.4%
Cost:income ratio (excl. litigation and conduct)	44.0%	57.8%	55.6%	nm	55.5%

Quarter ended 31 December 2023
Continuing operations
Operating expenses	681	206	1,092	175	2,154
Less litigation and conduct costs	(34)	2	(78)	(3)	(113)
Other operating expenses	647	208	1,014	172	2,041

Total income	1,369	209	1,832	127	3,537

Cost:income ratio	49.7%	98.6%	59.6%	nm	60.9%
Cost:income ratio (excl. litigation and conduct)	47.3%	99.5%	55.3%	nm	57.7%

Quarter ended 30 September 2023
Continuing operations
Operating expenses	780	157	1,012	(22)	1,927
Less litigation and conduct costs	(59)	-	(52)	(23)	(134)
Other operating expenses	721	157	960	(45)	1,793

Total income	1,442	214	1,841	(9)	3,488

Cost:income ratio	54.1%	73.4%	55.0%	nm	55.2%
Cost:income ratio (excl. litigation and conduct)	50.0%	73.4%	52.1%	nm	51.4%

Quarter ended 31 December 2022
Continuing operations
Operating expenses	658	198	1,031	251	2,138
Less litigation and conduct costs	12	(10)	(42)	(51)	(91)
Other operating expenses	670	188	989	200	2,047

Total income	1,617	310	1,819	(38)	3,708

Cost:income ratio	40.7%	63.9%	56.7%	nm	57.7%
Cost:income ratio (excl. litigation and conduct)	41.4%	60.6%	54.4%	nm	55.2%

Non-IFRS financial measures continued
4. NatWest Group return on tangible equity
Return on tangible equity comprises annualised profit or loss for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is average total equity excluding average non-controlling interests, average other owners equity and average intangible assets.

This measure shows the return NatWest Group generates on tangible equity deployed. It is used to determine relative performance of banks and used widely across the sector, although different banks may calculate the rate differently. A reconciliation is shown below including a comparison to the nearest GAAP measure; return on equity. This comprises profit attributable to ordinary shareholders divided by average total equity.

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
NatWest Group return on tangible equity	£m	£m	£m	£m	£m
Profit attributable to ordinary shareholders	4,394	3,340	1,229	866	1,262
Annualised profit attributable to ordinary shareholders			4,916	3,464	5,048

Average total equity	36,201	38,210	36,134	35,081	35,866
Adjustment for other owners equity and intangibles	(11,486)	(11,153)	(11,686)	(11,583)	(11,350)
Adjusted total tangible equity	24,715	27,057	24,448	23,498	24,516

Return on equity	12.1%	8.7%	13.6%	9.9%	14.1%
Return on tangible equity	17.8%	12.3%	20.1%	14.7%	20.6%

Non-IFRS financial measures continued
5. Segmental return on equity
Segmental return on equity comprises segmental operating profit or loss, adjusted for preference share dividends, paid-in equity and tax, divided by average notional equity. Average RWAe is defined as average segmental RWAs incorporating the effect of capital deductions. This is multiplied by an allocated equity factor for each segment to calculate the average notional tangible equity.

This measure shows the return generated by operating segments on equity deployed.

	Retail	Private	Commercial &
Year ended 31 December 2023	Banking	Banking	Institutional
Operating profit (£m)	2,638	291	3,236
Paid-in equity cost allocation (£m)	(55)	(23)	(165)
Adjustment for tax (£m)	(723)	(75)	(768)
Adjusted attributable profit (£m)	1,860	193	2,303
Average RWAe (£bn)	57.8	11.4	107.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.8	1.3	15.0
Return on equity	23.8%	14.8%	15.4%

Year ended 31 December 2022
Operating profit (£m)	2,824	436	2,547
Paid-in equity cost allocation (£m)	(80)	(15)	(187)
Adjustment for tax (£m)	(768)	(118)	(590)
Adjusted attributable profit (£m)	1,976	303	1,770
Average RWAe (£bn)	53.1	11.3	104.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	6.9	1.2	14.6
Return on equity	28.6%	24.5%	12.2%

	Retail	Private	Commercial &
Quarter ended 31 December 2023	Banking	Banking	Institutional
Operating profit/(loss) (£m)	585	(2)	725
Paid-in equity cost allocation (£m)	(12)	(6)	(40)
Adjustment for tax (£m)	(160)	2	(171)
Adjusted attributable profit/(loss) (£m)	413	(6)	514
Annualised adjusted attributable profit/(loss) (£m)	1,650	(23)	2,055
Average RWAe (£bn)	60.5	11.4	109.0
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	8.2	1.3	15.3
Return on equity	20.2%	(1.8%)	13.5%

Quarter ended 30 September 2023
Operating profit (£m)	493	59	770
Paid-in equity cost allocation (£m)	(13)	(6)	(39)
Adjustment for tax (£m)	(134)	(15)	(183)
Adjusted attributable profit (£m)	346	38	548
Annualised adjusted attributable profit (£m)	1,382	153	2,193
Average RWAe (£bn)	58.5	11.4	106.7
Equity factor	13.5%	11.5%	14.0%
Average notional equity (£bn)	7.9	1.3	14.9
Return on equity	17.5%	11.7%	14.7%

Quarter ended 31 December 2022
Operating profit (£m)	872	110	726
Paid-in equity cost allocation (£m)	(20)	(6)	(46)
Adjustment for tax (£m)	(239)	(29)	(170)
Adjusted attributable profit (£m)	613	75	510
Annualised adjusted attributable profit (£m)	2,454	300	2,040
Average RWAe (£bn)	54.4	11.2	106.0
Equity factor	13.0%	11.0%	14.0%
Average notional equity (£bn)	7.1	1.2	14.8
Return on equity	34.7%	24.2%	13.7%

Non-IFRS financial measures continued
6. Bank net interest margin
Bank net interest margin is annualised net interest income, as a percentage of bank average interest-earning assets. Bank average interest earning assets are the average interest earning assets of the banking business of NatWest Group excluding liquid asset buffer.

Liquid asset buffer consists of assets held by NatWest Group, such as cash and balances at central banks and debt securities in issue, that can be used to ensure repayment of financial obligations as they fall due. The exclusion of liquid asset buffer presents net interest margin on a basis more comparable with UK peers and excludes the impact of regulatory driven factors. A reconciliation is shown below including a comparison to the nearest GAAP measure; net interest margin. This is net interest income as a percentage of average interest earning assets.

	Year ended or as at		Quarter ended or as at
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
	£m	£m	£m	£m	£m
Continuing operations
NatWest Group net interest income	11,049	9,842	2,638	2,685	2,868
Annualised NatWest Group net interest income			10,466	10,652	11,378

Average interest earning assets (IEA)	520,591	544,162	524,718	520,815	538,584
Less liquid asset buffer average IEA	(157,677)	(198,927)	(158,192)	(157,972)	(182,797)
Bank average IEA	362,914	345,235	366,526	362,843	355,787

NatWest Group net interest margin	2.12%	1.81%	1.99%	2.05%	2.11%
Bank net interest margin	3.04%	2.85%	2.86%	2.94%	3.20%

Retail Banking
Net interest income	5,496	5,224	1,254	1,334	1,505
Annualised net interest income			4,975	5,293	5,971

Retail Banking average IEA	222,174	210,404	223,171	223,686	217,790
Less liquid asset buffer average IEA	(16,730)	(19,581)	(15,130)	(16,745)	(20,383)
Adjusted Retail Banking average IEA	205,444	190,823	208,041	206,941	197,407

Retail Banking net interest margin	2.68%	2.74%	2.39%	2.56%	3.02%

Private Banking
Net interest income	710	777	138	144	251
Annualised net interest income			548	571	996

Private Banking average IEA	27,072	29,308	26,487	26,595	29,140
Less liquid asset buffer average IEA	(8,088)	(10,221)	(7,835)	(7,680)	(9,956)
Adjusted Private Banking average IEA	18,984	19,087	18,652	18,915	19,184

Private Banking net interest margin	3.74%	4.07%	2.94%	3.02%	5.19%

Commercial & Institutional
Net interest income	5,044	4,171	1,269	1,271	1,276
Annualised net interest income			5,035	5,043	5,062

Commercial & Institutional average IEA	244,445	245,316	245,194	193,793	201,329
Less liquid asset buffer average IEA	(112,931)	(119,244)	(111,757)	(63,944)	(71,039)
Adjusted Commercial & Institutional average IEA	131,514	126,072	133,437	129,849	130,290

Commercial & Institutional net interest margin	3.84%	3.31%	3.77%	3.88%	3.89%

Non-IFRS financial measures continued
7. Tangible net asset value (TNAV) per ordinary share
TNAV per ordinary share is calculated as tangible equity divided by the number of ordinary shares in issue.

This is a measure used by external analysts in valuing the bank and allows for comparison with other per ordinary share metrics including the share price.

	Year ended or as at
	31 December	30 September	31 December
	2023	2023	2022
Ordinary shareholders' interests (£m)	33,267	31,530	32,598
Less intangible assets (£m)	(7,614)	(7,515)	(7,116)
Tangible equity (£m)	25,653	24,015	25,482

Ordinary shares in issue (millions) (1)	8,792	8,871	9,659

TNAV per ordinary share (pence)	292p	271p	264p

(1)     At the General Meeting and Class Meeting on 25 August, the shareholders approved the proposed special dividend and share consolidation. On 30 August the issued ordinary share capital was consolidated in the ratio of 14 existing shares for 13 new shares. Comparatives for the number of shares in issue and TNAV per ordinary share have not been adjusted. The number of ordinary shares in issue excludes own shares held.

8. Customer deposits excluding central items
Customer deposits excluding central items is calculated as total NatWest Group customer deposits excluding Central items & other customer deposits.

Central items & other includes Treasury repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury repo activity and the expected reduction of deposits as part of our withdrawal from the Republic of Ireland. These items may distort period-on-period comparisons and their removal gives the user of the financial statements a better understanding of the movements in customer deposits.

	As at
	31 December	30 September	31 December
	2023	2023	2022
	£bn	£bn	£bn
Total customer deposits	431.4	435.9	450.3
Less Central items & other	(12.3)	(12.4)	(17.4)
Customer deposits excluding central items	419.1	423.5	432.9

9. Net loans to customers excluding central items
Net loans to customers excluding central items is calculated as total NatWest Group net loans to customers excluding Central items & other net loans to customers.

Central items & other includes Treasury reverse repo activity and Ulster Bank RoI. The exclusion of Central items & other removes the volatility relating to Treasury reverse repo activity and the reduction of loans to customers over 2022 as part of our withdrawal from the Republic of Ireland. This allows for better period-on-period comparisons and gives the user of the financial statements a better understanding of the movements in net loans to customers.

	As at
	31 December	30 September	31 December
	2023	2023	2022
	£bn	£bn	£bn
Total loans to customers (amortised cost)	381.4	377.3	366.3
Less Central items & other	(25.8)	(22.8)	(19.6)
Net loans to customers excluding central items	355.6	354.5	346.7

Non-IFRS financial measures continued
10. Loan: deposit ratio (excl. repos and reverse repos)
Loan:deposit ratio (excl. repos and reverse repos) is calculated as net customer loans held at amortised cost excluding reverse repos divided by total customer deposits excluding repos. This is a common metric used to assess liquidity.

The removal of repos and reverse repos reduces volatility and presents the ratio on a basis that is comparable to UK peers. A reconciliation is shown below including a comparison to the nearest GAAP measure, loan:deposit ratio. This is calculated as net loans to customers held at amortised cost divided by customer deposits.

	As at
	31 December	30 September	31 December
	2023	2023	2022
	£m	£m	£m
Loans to customers - amortised cost	381,433	377,268	366,340
Less reverse repos	(27,117)	(23,095)	(19,749)
Loans to customers - amortised cost (excl. reverse repos)	354,316	354,173	346,591

Customer deposits	431,377	435,867	450,318
Less repos	(10,844)	(10,692)	(9,828)
Customer deposits (excl. repos)	420,533	425,175	440,490

Loan:deposit ratio (%)	88%	87%	81%
Loan:deposit ratio (excl. repos and reverse repos) (%)	84%	83%	79%

11. Loan impairment rate
Loan impairment rate is the annualised loan impairment charge divided by gross customer loans. This measure is used to assess the credit quality of the loan book.

	Year ended		Quarter ended
	31 December	31 December	31 December	30 September	31 December
	2023	2022	2023	2023	2022
Loan impairment charge (£m)	578	337	126	229	144
Annualised loan impairment charge (£m)			504	916	576

Gross customer loans (£bn)	384.9	369.7	384.9	380.8	369.7

Loan impairment rate	15bps	9bps	13bps	24bps	16bps

12. Funded assets
Funded assets is calculated as total assets less derivative assets. This measure allows review of balance sheet trends exclusive of the volatility associated with derivative fair values.

	As at
	31 December	30 September	31 December
	2023	2023	2022
	£m	£m	£m
Total assets	692,673	717,141	720,053
Less derivative assets	(78,904)	(87,504)	(99,545)
Funded assets	613,769	629,637	620,508

13. AUMAs
AUMAs comprises both assets under management (AUMs) and assets under administration (AUAs) serviced through the Private Banking segment.

AUMs comprise assets where the investment management is undertaken by Private Banking on behalf of Private Banking, Retail Banking and Commercial & Institutional customers.

AUAs comprise i) third party assets held on an execution-only basis in custody by Private Banking, Retail Banking and Commercial & Institutional for their customers, for which the execution services are supported by Private Banking, and for which Private Banking receives a fee for providing investment management and execution services to Retail Banking and Commercial & Institutional business segments ii) AUA of Cushon, acquired on 1 June 2023, which are supported by Private Banking and held and managed by third parties.

This measure is tracked and reported as the amount of funds that we manage or administer, and directly impacts the level of investment income that we receive.

Non-IFRS financial measures continued
14. AUM net flows
AUM net flows refers to client cash inflows and outflows relating to investment products (this can include transfers from savings accounts). AUM net flows excludes the impact of European Economic Area (EEA) resident client outflows following the UK's exit from the EU and Russian client outflows since Q1 2022.

AUM net flows is reported and tracked to monitor the business performance of new business inflows and management of existing client withdrawals across Private Banking, Retail Banking and Commercial & Institutional.

15. Wholesale funding
Wholesale funding comprises deposits by banks (excluding repos), debt securities in issue and subordinated liabilities.

Funding risk is the risk of not maintaining a diversified, stable and cost-effective funding base. The disclosure of wholesale funding highlights the extent of our diversification and how we mitigate funding risk.

16. Third party rates
Third party customer asset rate is calculated as annualised interest receivable on third-party loans to customers as a percentage of third-party loans to customers. This excludes assets of disposal groups, intragroup items, loans to banks and liquid asset portfolios. Third party customer funding rate reflects interest payable or receivable on third-party customer deposits, including interest bearing and non-interest bearing customer deposits. Intragroup items, bank deposits, debt securities in issue and subordinated liabilities are excluded for customer funding rate calculation.

These metrics help investors better understand our net interest margin and interest rate sensitivity.

17. Climate and sustainable funding and financing
The climate and sustainable funding and financing metric is used by NatWest Group to measure the level of support it provides customers, through lending products and underwriting activities, to help in their transition towards a net zero, climate resilient and sustainable economy. We have a target to provide £100 billion of climate and sustainable funding and financing between the 1 of July 2021 and the end of 2025. As part of this, we aim to provide at least £10 billion in lending for residential properties with EPC ratings A and B between 1 January 2023 and the end of 2025.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 16 February 2024

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary